
07053200


Blue River Bancshares®
INCORPORATED


RECD S.E.C.
MAY - 2 2007
1086

Annual Report 2006


PROCESSED
MAY 0 8 2007
THOMSON
FINANCIAL

"Building a Holding Company of Premier Community Based Financial Institutions"


Shelby County
Bank
A Blue River Bancshares Company


PARAMOUNT
BANK


Blue River Bancshares®
INCORPORATED

To Our Shareholders:

Our results for 2006 reflect two different banks, at very different places in their corporate development. We currently operate both Shelby County Bank and Paramount Bank independently, with each focusing on their five key constituencies: clients, communities, employees, regulators and shareholders. The staff at both banks has worked diligently toward our goal of creating "premier community banks" but the progress, as you might expect, has not been the same at each bank. Our current management team has operated Shelby County Bank for four full years and Paramount Bank for three full years. Because the issues faced at the banks differ, the results are also different. Nonetheless, our goal remains for each bank to consistently generate 12-15% annual return on tangible equity.

Shelby County Bank achieved the following results during 2006:

- Return on Tangible equity was 11.69%;
- Net Interest Income increased in excess of 13% over 2005;
- Provision for Loan Loss was accretive to earnings for the year;
- Non Interest Expense slightly declined from 2005 to 2006;
- Other Real Estate and Assets Owned declined from 2005 to 2006;
- Technological infrastructure was enhanced, with IT upgrades; and
- Interest Rate Risk was minimal inside the bank.

Paramount Bank achieved the following results during 2006:

- Return on Tangible equity was 3.79%;
- Net Interest Income increased in excess of 20% over 2005;
- Provision for Loan Loss was $510,000;
- Non Interest Expense slightly declined from 2005 to 2006;
- Other Real Estate and Assets Owned declined by $150,000 from 2005;
- Improved credit approval process with increased director involvement; and
- Interest Rate Risk was minimal inside the bank.

Our loan problems at Paramount Bank during 2006 were, for the most part, as a result of old relationships which date back to our acquisition of Paramount Bank. Some lower quality loans remain which we are aggressively working to enhance our repayment prospects. Our staff spends a great deal of time, energy and resources to follow these loans.

Going forward we will continue our efforts to grow quality loans, add depository relationships and operate efficiently. We are pleased with our ability to generate new quality loans at Paramount Bank. This loan growth has been created primarily by retooling our business development effort and adding two new lenders. Also, we are excited about the prospects of our new loan production office in Fishers, Indiana. This location is in Hamilton County which has been reported as "the fastest growing county in the state" of Indiana and is a contiguous community to Indianapolis. We have two experienced lenders leading our efforts in this market.

During 2006 we also agreed to sell the charter associated with Paramount Bank, for $1,675,000. This will not dilute our success in Lexington or change the personality of the Paramount Bank. We will keep the same location, name and employees. This is merely a unique opportunity to sell an asset which has traditionally had no stand alone economic value. We expect this transaction to close during the second quarter of 2007.

As always, we sincerely appreciate the support of our shareholders, clients, communities, staff and regulators, as we continue to move forward with a sense of urgency and excitement to build a holding company of premier community based financial institutions.



Russell Breeden, III
Chairman, Chief Executive Officer
and President

Please note that this letter contains forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995) regarding prospects for the future that involve a number of risks and uncertainties. By their nature, forward-looking statements are based on assumptions and are subject to risks, uncertainties and other factors. Actual results may differ materially from those contained in the forward-looking statements. Uncertainties which could effect the Company's future performance include the effects of competition, technological changes and regulatory developments; changes in fiscal, monetary and tax policies; market, economic conditions, either nationally or regionally, resulting in, among other things, credit quality deteriorations; and changes in the securities market. Shareholders should consider these risks, uncertainties and other factors in addition to those mentioned by the Company in its relevant SEC filings from time to time when considering any forward-looking statement.

TABLE OF CONTENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD LOOKING STATEMENTS

Statements in this report which express "belief", "intention", "expectation", "prospects", as well as other statements which are not historical fact, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements can be identified by the use of words like "expected", "may", "could", "intend", "project", "estimate", "believe" or "anticipate." These forward-looking statements involve risk and uncertainties which may cause actual results to differ materially from those in such statements. It is intended that these forward looking statements speak only as of the date they are made, and the Company undertakes no obligation to update any forward looking statement to reflect the occurrence of unanticipated events. Some of the factors that may generally cause actual results to differ materially from projection, forecasts, estimates and expectations include, but are not limited to (i) changes in the interest rate environment, (ii) competitive pressures among financial institutions, (iii) general economic conditions on local or national levels, (iv) political developments, wars or other hostilities may disrupt or increase volatility in securities markets, (v) legislative or regulatory changes, (vi) changes in prepayment speeds of loans or securities, (vii) changes in loan sale volumes, charge-offs and loan loss provisions, (viii) changes in legal or regulatory proceedings, and (ix) the impact of reputation risk created by these developments on such matters as business generation or retention.

The following information is intended to provide an analysis of the consolidated financial condition of Blue River Bancshares, Inc. (the "Company" or "Blue River") as of December 31, 2006 and 2005 and the consolidated statements of operations, shareholders' equity, and cash flows for the years ended December 31, 2006 and 2005. The financial data in this report should be read in conjunction with the audited Consolidated Financial Statements and footnotes.

Management Overview of 2006

The Company is a holding company for its principal banking subsidiaries, Shelby County Bank and Paramount Bank. Shelby County Bank and Paramount Bank are collectively referred to as the "Banks". The Company's net income is derived principally from the operating results of its banking subsidiaries. The principal sources of the Company's revenue are interest and fees on loans; deposit service charges; interest on security investments; and, origination fees on mortgage loans brokered. The Banks' lending activity consists of short-to-medium-term consumer and commercial loans, including home equity lines of credit; personal loans for home improvement, autos and other consumer goods; residential real estate loans; and, commercial real estate and operating loans. Funding activities at the subsidiary Banks include a full range of deposit accounts, including demand deposits; NOW accounts; money market accounts; and certificates of deposit. Also, funding is supplemented with deposits gathered from local and state governments and through borrowings from the Federal Home Loan Banks. The Company maintains $7,217,000 of Subordinated Debentures. On April 20, 2006, the Company paid off its $6,000,000 loan in its entirety to a commercial bank with the proceeds of the Subordinated Debentures (see Note 8 to the Consolidated Financial Statements included herein).

Shelby County Bank is a federally chartered savings bank located in Shelbyville, Indiana and Paramount Bank is a federally chartered savings bank located in Lexington, Kentucky. The Banks provide full-service banking to businesses and residents within their communities and surrounding areas. The Banks place particular emphasis on serving its clients with a broad range of services delivered by experienced professionals concerned with building strong and long-term relationships.

On April 20, 2006, the Company established a new Delaware trust subsidiary, Blue River Bancshares Trust I, which completed the sale of $7 million of trust preferred securities on April 20, 2006. Blue River Bancshares Trust I issued the trust preferred securities at a rate equal to the three-month LIBOR rate plus 1.55%. The trust preferred securities mature in 30 years and may be called without penalty on or after June 30, 2011. Blue River Bancshares

Trust I simultaneously issued 217 of the trust's common securities to the Company for a purchase price of $217,000, which, together with the trust preferred securities, constitutes all of the issued and outstanding securities of the trust. Blue River Bancshares Trust I used the proceeds from the sale of the trust preferred securities to purchase the Company's unsecured junior subordinated deferrable interest notes due June 30, 2036 (the "Debenture"). The net proceeds from the offering were used by the Company to pay all amounts due under and terminated, its $6 million credit facility with Union Federal Bank of Indianapolis, under the Credit Agreement dated as of November 19, 2003, as amended December 30, 2004 by the First Amendment to Credit Agreement, March 30, 2005 by the Second Amendment to Credit Agreement and June 30, 2005 by the Third Amendment to Credit Agreement. The obligations evidenced by the Credit Agreement were scheduled to mature on June 30, 2008. In conjunction with the termination of the Credit Agreement, all collateral securing the obligations under the Credit Agreement, including the capital stock of Shelby County Bank and Paramount Bank was released. The additional proceeds will be used for general corporate purposes.

The Debenture was issued pursuant to a Junior Subordinated Indenture between the Company and Wilmington Trust Company dated April 20, 2006, (the "Indenture"). The interest payments by the Company will be used by the trust to pay the quarterly distributions to the holders of the trust preferred securities. The interest rate as of December 31, 2006 was 6.92%. The Indenture permits the Company to redeem the Debenture after June 30, 2011.

The Company has the right, at any time and from time to time during the term of the Security, to defer the payment of interest on the Securities for a period of up to twenty (20) consecutive quarterly interest periods, during which the Company has the right to make no payments or partial payments of interest on any interest payment due date.

On July 25, 2006 a quarterly dividend of $.015 per share was declared by the Board of Directors, payable September 1, 2006, to the shareholders of record as of August 15, 2006. On October 24, 2006 a quarterly dividend of $.0175 per share was declared by the Board of Directors, payable December 1, 2006, to the shareholders of record as of November 15, 2006. Subsequently, on January 23, 2007 a quarterly dividend of $.02 per share was declared by the Board of Directors, payable March 1, 2007, to the shareholders of record as of February 15, 2007.

On September 19, 2006, the Company entered into an Agreement and Plan of Reorganization with FirstAtlantic Financial Holdings, Inc. The Agreement provides for the transfer of all operating assets of Paramount Bank, a wholly-owned subsidiary of the Company in an inter-company transaction with another of the Company's wholly-owned subsidiaries, Shelby County Bank. The Agreement also provides for the sale of the charter of Paramount Bank to FirstAtlantic Financial Holdings, Inc. through a stock sale. In consideration thereof, FirstAtlantic Financial Holdings will make a cash payment to the Company in the amount of $1,675,000. After regulatory approval and following the completion of the transaction, the Company will operate Paramount Bank as a division of Shelby County Bank. The Company anticipates completing the transaction during the second quarter of 2007.

On a consolidated basis, the Company's total assets as of December 31, 2006 were $226,514,000 compared to total assets of $221,241,000 at December 31, 2005. As of December 31, 2006, gross loans were $183,772,000 compared to gross loans of $163,992,000 at December 31, 2005. Deposits were $184,113,000 at December 31, 2006 compared to $178,759,000 at December 31, 2005. Total capital was $17,820,000 at December 31, 2006 compared to $17,470,000 at December 31, 2005. Outstanding shares of common stock were 3,507,150 as of December 31, 2006 and December 31, 2005. The book value per share was $5.08 at year end 2006 versus $4.98 at December 31, 2005.

The Company earned $.17 per share in 2006 and $.45 per share in 2005. Net income for 2006 was $599,000 compared to a net income of $1,573,000 in 2005. Returns on average total assets ("ROA") and equity ("ROE") were .28% and 3.38%, respectively, in 2005 as compared to .75% and 9.66% respectively, in 2005. Earnings, before income taxes in 2006 were $965,000 or $.28 per share, compared to earnings before income tax benefit in 2005 of $1,143,000 or $.33 per share; the main difference being due to the reversal of the remaining valuation allowance on the deferred tax asset.

The Company benefited from the past increases in the prime lending rate. However, the Banks have reduced their asset sensitivity. As a result, the Company would no longer gain as much benefit if the prime lending rate would increase as it has in the past. With the issuance of the subordinated debentures in April 2006 (see Note 8 to the Consolidated Financial Statements included herein), the Company fully retired $6,000,000 of bank debt with the remaining balance of the proceeds of the issuance to be used for general corporate purposes. The initial interest rate on the subordinated debt was 6.63%, which will float for five years with 3 month LIBOR plus a margin of 155 basis points. At December 31, 2006 the interest rate was 6.92%. The interest rate on the retired bank debt was equal to the prime interest rate plus a margin, which varied, but was recently prime plus 50 basis points. The Company continues to focus on maintaining its momentum of growing quality loans and improving net interest income. During 2006, the Company increased loan balances by 12% thus increasing net interest income, while continuing to focus on credit quality. During 2006, the pretax income was below the anticipated level. The Company did not achieve its net income goal primarily due to increased professional fee expenses associated with the proposed charter sale (see Note 18 to the Consolidated Financial Statements included herein), the analysis and negotiation of another potential acquisition opportunity which was terminated before a transaction could be consummated, and the increases needed in the allowance for loan losses to reserve for, or charge off loans. The Company has since implemented improved procedures in the approval, underwriting, originating and structuring of the loan processes at Paramount Bank and believes this will reduce the need to provide for loan problems in the future. The Company will continue to focus on exceeding a 10% pretax return on shareholder's equity during 2007 and in 2008, by concentrating on the growth of quality loans, increasing net interest income, and lowering net non interest expense.

Management believes it can continue to improve return on equity by following this strategy and prudently managing non interest expenses. The Banks are strategically maintaining their "well capitalized" status while continuing to concentrate on improving net interest income and overall profitability, without taking undue interest rate risk. Management and staff at both Shelby County Bank and Paramount Bank will continue to work diligently at implementing loan growth plans and strategies; emphasizing the benefits of gathering non-certificate depository funding as means of decreasing the Banks' overall funding costs; improving levels of fee income derived from depository relationships and encouraging a stronger relationship with their customer base. The issuance of the subordinated debt will allow additional liquidity at the holding company level. In July of 2006, the Company announced the commencement of dividend payments to its shareholders. Subsequent dividends were announced in October of 2006 and January of 2007. The Company will continue to review the possibility of future dividend payments to its shareholders in 2007 and beyond.

With the proposed sale of Paramount Bank's charter to FirstAtlantic Holdings, Inc., (see Note 18 to the Consolidated Financial Statements included herein) expected during the second quarter of 2007, the Company anticipates net proceeds of approximately $1,525,000. At this time management is considering several uses for the cash payment, however no final decisions have been made.

Also during 2006, continued significant administrative time and resources were invested in the areas of compliance and internal control. Enhancing and implementing policies, systems and controls remained high priorities for the Company. Efficiently maintaining and building the infrastructure of the Company, while increasing core profitability and succeeding at reducing older loan related problems were major areas of focus during the year.

Information Technology review and upgrading were also focal points during 2006. Each bank believes it can use technology to improve operating efficiency and better serve its clients. With the assistance of outside technology consultants, each bank is improving its infrastructure, by implementing enhancements in hardware and software. The Company incurred increased costs during 2006 as these technology plans were implemented.

In February of 2007, the Company announced that its wholly-owned banking subsidiary, Shelby County Bank, opened its first loan production office. The office is located in Fishers, Indiana, and will service Hamilton County, Indiana as well as other areas in the Indianapolis Metropolitan statistical area. The loan production office represents the next logical expansion of Shelby County Bank in that over 40% of the Bank's current loan portfolio was originated outside of the Shelby County market.

Newly Issued Accounting Pronouncements

Prior to January 1, 2006, the Company accounted for share-based compensation to employees under the intrinsic value method in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees". Effective January 1, 2006, the Company began recognizing compensation expense for stock options with the adoption of SFAS No. 123 (Revised), "Share-Based Payment," as described in Note 9 of the Consolidated Financial Statements included herein.

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R).* This Statement requires an employer to recognize the over-funded or under-funded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its balance sheet, beginning with year end 2006, and to recognize changes in the funded status in the year in which the changes occur through comprehensive income beginning in 2007. Additionally, defined benefit plan assets and obligations are to be measured as of the date of the employer's fiscal year-end, starting in 2008. The Company does not provide any defined benefit postretirement plans, and accordingly, the provisions of SFAS No. 158 will have no material impact on the Company's results of operations or financial position.

In September 2006, the Securities and Exchange Commission (SEC) released Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (SAB 108),* which is effective for fiscal years ending on or after November 15, 2006. SAB 108 provides guidance on how the effects of prior-year uncorrected financial statement misstatements should be considered in quantifying a current year misstatement. SAB 108 requires public companies to quantify misstatements using both an income statement (rollover) and balance sheet (iron curtain) approach and evaluate whether either approach results in a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. If prior year errors that had been previously considered immaterial now are considered material based on either approach, no restatement is required so long as management properly applied its previous approach and all relevant facts and circumstances were considered. Adjustments considered immaterial in prior years under the method previously used, but now considered material under the dual approach required by SAB 108, are to be recorded upon initial adoption of SAB 108. The amount so recorded is shown as a cumulative effect adjustment in opening retained earnings as of January 1, 2006. Upon adoption of SAB 108, the Company recorded a cumulative adjustment of $165,153 as a reduction to retained earnings (see Note 1 of the Consolidated Financial Statements included herein).

Newly Issued Accounting Pronouncements Not Yet Effective

In July 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109* (FIN 48), which prescribes a recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company has determined that the adoption of FIN 48 will not have a material effect on the financial statements.

Additionally, new accounting standards have been issued that the Company does not expect will have a material effect on the financial statements when adopted in future years or for which the Company has not yet completed its evaluation of the potential effect upon adoption. In general, these standards revise the accounting for derivatives embedded in other financial instruments for 2007, revise the recognition and accounting for servicing of financial assets for 2007 and establish a hierarchy about the assumptions used to measure fair value for 2008.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Company's critical accounting policies include the following:

An analysis of the allowance for loan losses is performed monthly by the Banks' management to assess the appropriate levels of allowance for loan losses. Specific allocations are established based upon review of individual borrowers identified in the classified loan list, establishing the probable incurred losses associated with such borrowers, including comparison of loan balances versus estimated liquidation values of collateral based upon independent information sources or appraisals performed by board-approved licensed appraisers. The remaining pools of loans, excluding those classified or delinquent are analyzed for the general loan loss allowance. Management evaluates this general allowance using loan loss statistics by various types of loans, including statistics published periodically by the OTS and FDIC, the Banks' historical losses and recommendations by the Chief Credit Officer. Appropriate loss percentages are applied to the Banks' distribution of portfolio balances since management believes this will be representative of future losses inherent in the portfolio. The calculated allocations are compared to the Banks' existing allocations to establish the provision necessary to bring the actual allowance balance in compliance with the findings of the allowance analysis.

A valuation allowance reduces deferred tax assets to the amount management believes is more likely than not to be realized. In evaluating the realization of deferred tax assets, management considers the likelihood that sufficient taxable income of appropriate character will be generated within carry forward periods, including consideration of available tax planning strategies. In the past, the Company maintained a valuation allowance against a portion of its deferred tax asset, however in the fourth quarter of 2005, management concluded that the remaining valuation allowance on the deferred tax assets was no longer necessary given the Company's sustained income and growth through the year and projected net income in the future. A net tax benefit of $430,000 was recognized on December 31, 2005 as a result of the reversal of the tax valuation allowance.

RESULTS OF OPERATIONS

Net Income

For the year ended December 31, 2006, the Company reported net income of $599,000 compared to net income of $1,573,000 reported for the year ended December 31, 2005. The decrease was primarily due to an increase in the provision for loan losses of $732,000 and an increase in tax expense of $796,000. Tax expense of $366,000 recognized in 2006 compared to a tax benefit of $430,000, the result of a reversal of the tax valuation allowance for the year ended December 31, 2005. Non-interest income also decreased $402,000 due to decreases in mortgage fee income and losses incurred on the impairment and sale of other real estate owned and other assets. Other non-interest expense increased $101,000. These increased expenses were offset by an increase in net-interest income before the provision for loan losses of $1,056,000. The increase in net interest income was primarily the result of variable rate loans and investments subject to an increase in yields. The average yield on earning assets increased 115 basis points from the year ended December 31, 2005.

Net Interest Income

For the year ended December 31, 2006, net interest income before provision for loan losses increased $1,056,000. Interest income increased $2,667,000 to $14,723,000 from $12,056,000 for the year ended December 31, 2005. Interest expense increased $1,611,000 to $6,567,000 for the year ended December 31, 2006, compared to $4,956,000 for the year ended December 31, 2005.

The increase in interest income was due to higher yields on interest-earning assets and slightly higher average balances on those assets. The average balance of interest-earning assets increased $5,690,000 from $196,615,000 for the year ended December 31, 2005 to $202,098,000 for the year ended December 31, 2006. Compared to the prior year, the weighted average interest rate increased from 6.13% to 7.29%, primarily due to the rise in market interest rates during the first six months of the year ended December 31, 2006. Interest expense increased $1,611,000 compared to the prior year ended December 31, 2005. The average rate paid on interest-bearing liabilities increased from 3.00% for the year ended December 31, 2005 to 3.79% for the year ended December 31, 2006. Deposits were affected by both an increase in interest rates and balances during the current year. The average balance on interest bearing deposits increased by $7,674,000 in 2006 and the average weighted rate increased from 2.81% to 3.59%. For the year ended December 31, 2006 compared to the year ended December 31, 2005, the interest expense on balances of FHLB advance borrowings, note payable and subordinated debt (See Note 8 to the Consolidated Financial Statements included herein) increased $224,000 and the average balance increased $606,000. This was due to the rising interest rate environment in 2006 and the retirement of long term debt and the issuance of subordinated debt (See Note 8 to the Consolidated Financial Statements included herein).

Interest Income

For the year ended December 31, 2006, interest income increased $2,667,000. This increase was comprised of a $567,000 increase due to the average balances of earning assets, and a $2,100,000 increase due to higher yields on the Company's earning assets.

Interest income and fees on loans were $13,345,000 for the year ended December 31, 2006, an increase of $2,838,000 from the year ended December 31, 2005. The increase in yield on loans accounted for a $1,989,000 favorable rate variance, and an increase in average loan balances created an $849,000 favorable volume variance. The increase in yield was largely due to increases in the prime interest rate, increased balances in variable rate products, as well as higher yields on new loans originated during the period. The overall yield on loans increased to 7.77% for the year ended December 31, 2006 from 6.59% for the year ended December 31, 2005.

Interest income on investment securities decreased $198,000 for the year ended December 31, 2006 as compared to the year ended December 31, 2005. A favorable variance of $8,000 was due to a higher portfolio yield which was the result of the rising interest rate environment. The favorable rate variance was offset by an unfavorable volume variance of $206,000. The portfolio decreased $2,816,000 due to principal payment reductions in the mortgage backed securities.

Interest income on interest-bearing deposits held at other financial institutions increased $1,000 over the year ended December 31, 2006 to $192,000 from $191,000 for the period ended December 31, 2005. This increase was due to a $72,000 favorable rate variance due to an increase in yield on such investments and a decrease in volume of $71,000 from lower balances in such liquid investments. This category is very susceptible to changes in interest rates due to its liquidity and strong correlation to short-term interest rates, such as federal funds and LIBOR.

Dividends on FHLB stock and other equity securities increased $9,000 from the year ended December 31, 2005, due to higher dividend yields provided by the stock of $14,000 offset by a decrease in volume of $5,000. For the year ended December 31, 2006, the Banks' investment in FHLB stock decreased $610,000 due to $645,000 from the proceeds of repurchases of the stock by the FHLB offset by $35,000 which was the result of reinvestment of stock dividends.

Interest Expense

Interest expense increased $1,611,000 to $6,567,000 from $4,956,000 for the year ended December 31, 2006. Interest expense on deposits increased $1,387,000 from $4,055,000 for the year ended December 31, 2005 to $5,441,000. This increase results from a $165,000 variance due to an increase in average deposit balances, and a $1,222,000 unfavorable rate variance due to a 78 basis point increase in cost, the result of the rising interest rate environment. The cost of certificates of deposit increased $473,000 over 2005. Primarily this was the result of the rise in rates, increasing from 3.41% in 2005 to 4.19% in 2006. Interest expense from FHLB advances, other borrowings and subordinated debt increased $224,000 from 2005 by an unfavorable rate variance of $197,000 and an increased volume variance of $27,000. The average yield increased from 4.28% in 2005 to 5.19% in 2006. Rates on core deposit products such as, savings accounts and NOW accounts also increased. The effective cost of money market accounts increased 151 basis points from 2.40% for the year ended December 31, 2005. NOW account and Savings account rates have also increased by 3 and 61 basis point(s), respectively.

NET INTEREST INCOME

	Year Ended December 31,		Percentage Change From
	2006	2005	2005 to 2006
	(Dollars in thousands)		
Interest Income:			
Interest and fees on loans	$ 13,345	$ 10,507	27.01 %
Interest on investment securities	1,028	1,226	(16.15)%
FHLB dividends and other equity securities	158	132	19.70 %
Interest on interest-bearing deposits	192	191	0.52 %
Total interest income	14,723	12,056	22.12 %
Interest Expense:			
Interest on deposits	5,441	4,054	34.21 %
Interest on borrowings	1,126	902	24.83 %
Total interest expense	6,567	4,956	32.51 %
Net interest income	$ 8,156	$ 7,100	14.87 %

RATE VOLUME ANALYSIS OF CHANGE IN NET INCOME

	Year Ended December 31, 2006 (Dollars in thousands)			Year Ended December 31, 2005 (Dollars in thousands)		
	Volume	Rate	Total	Volume	Rate	Total
Interest Income on:						
Loans	$ 849	$ 1,989	$ 2,838	$ 794	$ 1,335	$ 2,129
Investment securities	(206)	8	$ (198)	(373)	107	$ (266)
FHLB stock and other equity securities	(5)	31	$ 26	5	4	$ 9
Interest-bearing deposits	(71)	72	1	17	101	118
Total interest income	567	2,100	2,667	443	1,547	1,990
Interest Expense on:						
Deposits	165	1,222	1,387	36	797	833
Borrowings	27	197	224	(27)	197	170
Total interest expense	192	1,419	1,611	9	994	1,003
Net interest income	$ 375	$ 681	$ 1,056	$ 434	$ 553	$ 987

This table represents causes of fluctuations in net interest income over the reporting periods. The volume variance is calculated by multiplying the change in balances by the prior year rate. Rate variance computed by multiplying the change in rate/yield by the balance from the prior period. Variances that result from both are allocated pro-rata to the volume and rate variances. Loan fees are deferred and accounted for using the level yield method. Non-accruing loans are included in the balances presented, while only amounts of interest collected on such loans are included in the income amounts.

DISTRIBUTION OF ASSETS, LIABILITIES AND SHAREHOLDERS' EQUITY AND INTEREST RATES AND DIFFERENTIAL VARIANCE ANALYSIS

	Year Ended December 31, 2006 (Dollars in thousands)			Year Ended December 31, 2005 (Dollars in thousands)		
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
Interest Earning Assets:						
Investment securities	$ 23,254	$ 1,028	4.42 %	$ 27,912	$ 1,226	4.39 %
Interest-bearing deposits and other	4,359	192	4.40 %	6,344	191	3.01 %
FHLB stock and other equity securities	2,807	158	4.63 %	2,905	132	4.54 %
Loans (1)	171,678	13,345	7.77 %	159,454	10,507	6.59 %
Total earning assets	202,098	14,723	7.29 %	196,615	12,056	6.13 %
Interest and Non-Interest Bearing Liabilities:						
Savings accounts	12,020	271	2.25 %	9,644	157	1.64 %
NOW accounts	17,002	120	0.71 %	16,680	113	0.68 %
Money market accounts	34,543	1,352	3.91 %	23,289	559	2.40 %
Certificates of deposit	88,174	3,698	4.19 %	94,452	3,225	3.41 %
Total interest bearing deposits	151,739	5,441	3.59 %	144,065	4,054	2.81 %
Borrowings	21,690	1,126	5.19 %	21,084	902	4.28 %
Total interest bearing liabilities	$173,429	6,567	3.79 %	$165,149	4,956	3.00 %
Net interest margin		$ 8,156	4.04 %		$ 7,100	3.61 %

(1) Includes principal balances of non-accruing loans. Interest on non-accruing loans is not included.

NON-INTEREST INCOME

The Company's non-interest income for the year ended December 31, 2006 was $929,000. This represents a decrease of $402,000 from the year ended December 31, 2005. The change in non-interest income results from an increase of $156,000 in service charges on deposit accounts as Shelby County Bank increased their fee structure during the second quarter of 2006 on deposit accounts. There were also net increases in other income of $5,000. Offsetting these increases, there was a reduction in secondary market mortgage fees which decreased $303,000. This was due to the rising interest rate environment and the reduction of secondary market mortgage loan originators at Paramount Bank which caused a reduction in this type of loan origination. Another factor contributing to the decrease included net losses of $225,000 in the disposition and impairment of other assets and other real estate versus zero in net losses on other real estate and other assets during the year ended December 31, 2005. Of the net losses of $225,000 on other assets during the year ended December 31, 2006, $150,000 was due to the write-down of other repossessed assets and $79,000 was related to the liquidation and total write off of "The Bank's Insurance Agency," a bank insurance company in which the Company had invested. This three year old joint venture sold various insurance products and was formed by several Indiana community banks. There was also a decrease of $34,000 in gains on the sale of available-for-sale securities for the year ended December 31, 2006 compared to the year ended December 31 2005 as the Banks have not sold any available-for-sale securities during 2006.

NON-INTEREST INCOME

	Year Ended December 31,		Percentage Change From December 31, 2005 to December 31, 2006
	2006	2005	
	(Dollars in thousands)		
Service charges on deposit accounts	$ 608	$ 452	34.51 %
Secondary market mortgage fees	292	595	(50.92)%
Gain on sale of securities	-	34	(100.00)%
(Loss) on sale and impairment of other real estate owned and other assets	(225)	-	(100.00)%
Other	254	249	2.01 %
Total Non-Interest Income	$ 929	$ 1,330	(30.15)%

NON-INTEREST EXPENSE

For the year ended December 31, 2006, non-interest expense was $7,262,000, an increase of $101,000 from the year ended December 31, 2005 of $7,161,000. Overall non-interest expense increased by approximately 1.40% for the year ended December 31, 2006 compared to the year ended December 31 2005. Major fluctuations in non-interest expense include salary and benefit expenditures which increased $121,000 from 2005. This increase is primarily the result of salary increases and in part due to the reclassification of the director fees during the second quarter of 2005 of both the Chief Executive of the Company and the Chairman of the Board at Shelby County Bank to salaries. Professional fees increased by $111,000, primarily the result of initial costs associated with the proposed sale of Paramount Bank's charter (see Note 18 of the Consolidated Financial Statements included herein) and the analysis and negotiation of another potential acquisition opportunity which was terminated before a transaction could be consummated. The target, a Central Indiana thrift, subsequently agreed to be purchased by another financial institution. Increases in data processing charges of $47,000 were due to volume increases in loans and deposits and the related servicing of those products. Occupancy expenses increased $63,000 due to additional depreciation expense pertaining to a new computer system implemented at Shelby County Bank. A major offset to the increases in non-interest expense was the absence of merger related costs of $73,000 relating to the terminated merger with Heartland Bancshares, Inc., as the majority of this expense category occurred during the first quarter of 2005. Additionally, advertising and promotion expenses decreased $58,000 as expenses at Paramount Bank have decreased since 2005 due to Paramount's name change in late 2004 and the associated branding recognition expenses in 2005. Other real estate and repossession expenses were reduced by $44,000, primarily the result of a reduction in collection expenses associated with other real estate owned and other assets. There was also a decrease in the FDIC assessment of $35,000 as an improved risk classification at Shelby County Bank was fully recognized in 2006 and the bank was only responsible for the Financing Corporation assessment known as "FICO". Director fees have also decreased $16,000 for the year ended December 31, 2006 compared to the year ended December 31, 2005. This is the result of a change in the role of some directors who previously served on both Blue River Bancshares' Board of Directors as well as Shelby County Bank's Board of Directors and who currently only serve at the bank level. As stated previously, compensation for the Chief Executive of the Company and the Chairman of the Board of Shelby County Bank changed from directors fees to salaries during the second quarter ended June 30, 2005.

Changes in non-interest expense consist of the following:

	Year Ended December 31, 2006	Year Ended December 31, 2005	Change from 2005	Percentage Change From December 31, 2005 to 2006
Salaries and employee benefits	$3,885,834	$ 3,764,936	$ 120,898	3.21 %
Premises and equipment	852,259	789,687	62,572	7.92 %
Federal deposit insurance, KY state tax and OTS	199,332	234,020	(34,688)	(14.82)%
Data Processing	665,922	618,627	47,295	7.65 %
Advertising and promotion	119,903	177,740	(57,837)	(32.54)%
Bank fees and charges	105,976	107,061	(1,085)	(1.01)%
Director Fees	118,900	134,900	(16,000)	(11.86)%
Professional fees	671,650	560,738	110,912	19.78 %
Stationery, supplies and printing	121,014	125,884	(4,870)	(3.87)%
Insurance	54,698	67,498	(12,800)	(18.96)%
ORE and repossession	15,507	59,339	(43,832)	(73.87)%
Core deposit intangible amortization	68,964	68,964	-	0.00 %
Merger expense	-	73,171	(73,171)	(100.00)%
Other	381,997	378,818	3,179	0.84 %
	$7,261,956	$ 7,161,383	$ 100,573	1.40 %

PROVISION FOR INCOME TAXES

The income tax expense was $366,000 for the year ended December 31, 2006 compared to a tax benefit of $430,000 for the year ended December 31, 2005. During the fourth quarter of 2002, the Company recorded a valuation allowance of $760,000 against a portion of the deferred tax assets, as management concluded that it was more likely than not that a portion of the benefit associated with the deferred tax asset would not be realized. During 2003, 2004 and the first three quarters of 2005, management's estimate of the deferred tax asset realization did not change significantly, and the Company recorded changes in its valuation allowance to offset changes in the deferred tax assets, resulting in no income tax expense. As deferred tax assets were realized during the first three quarters of 2005, the valuation allowance declined by approximately $429,000. In the fourth quarter of 2005, management concluded that the remaining valuation allowance on the deferred tax assets was no longer necessary given the Company's sustained income and growth through the year and projected net income in the future and the valuation allowance was fully reversed. A tax benefit of $430,000 was recognized related to the reversal of the remaining tax valuation allowance. The effective tax rate was 38.0% for 2006 and (37.6)% 2005 with the reversal of the valuation allowance being the primary cause of the fluctuation in rate. Prior year's changes in the valuation allowance offset tax expense; however, with last year's decision to reverse the valuation allowance on the Company's deferred tax asset, the Company has now recognized tax expense against current earnings. The Company has generated federal operating loss carryforwards of approximately $4.9 million. The net operating loss carryforwards, if unused will expire in 2020 through 2024. The Company has generated net state operating loss carryforwards of approximately $5.3 million, which, if unused, will expire in 2015 through 2019.

CAPITAL RESOURCES AND CAPITAL ADEQUACY

The Banks are subject to various capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the financial statements. The Board of Directors of the Company has set as an objective to maintain capital levels required for qualification as "well-capitalized".

Capital amounts and classification are also subject to qualitative judgments by regulators involving capital components, risk weights and other factors. The risk weights assigned to various financial instruments are taken into consideration in setting operating parameters related to the mix of loans and investments with the objective to maximize earnings attained through the use of available equity capital.

On April 20, 2006, the Company established a Delaware trust subsidiary, Blue River Bancshares Trust I, which completed the sale of $7 million of trust preferred securities. Blue River Bancshares Trust I issued the trust preferred securities at a rate equal to the three-month LIBOR rate plus 1.55%. The trust preferred securities mature in 30 years and may be called without penalty on or after June 30, 2011. Blue River Bancshares Trust I simultaneously issued 217 of the trust's common securities to the Company for a purchase price of $217,000, which, together with the trust preferred securities, constitutes all of the issued and outstanding securities of the trust. Blue River Bancshares Trust I used the proceeds from the sale of the trust preferred securities to purchase the Company's unsecured junior subordinated deferrable interest notes due June 30, 2036 (the "Debenture"). The net proceeds from the offering were used by the Company to pay all amounts due under and terminate, its $6 million credit facility with Union Federal Bank of Indianapolis. In conjunction with the termination of the Credit Agreement, all collateral securing the obligations under the Credit Agreement, including the capital stock of Shelby County Bank and Paramount Bank and the $500,000 deposit was released. The additional proceeds were used for general corporate purposes.

At the holding company level, the Company uses cash to pay dividends to shareholders. At December 31, 2006, the sources of funding for the holding company include dividends from its subsidiary, Shelby County Bank. As discussed in Note 1 to the Consolidated Financial Statements regarding *Dividend Restriction*, the Company's bank subsidiaries are subject to regulation and may be limited in its ability to pay dividends or otherwise transfer funds to the holding company. In 2006, the Company declared and paid cash dividends totaling $114,000.

With the proposed sale of Paramount Bank's charter to FirstAtlantic Holdings, Inc., (see Note 18 to the Consolidated Financial Statements included herein) expected during the second quarter of 2007, the Company anticipates net proceeds of approximately $1,525,000. At this time management is considering several uses for the cash payment, however no final decisions have been made.

Management believes that as of December 31, 2006, the Banks meet all capital adequacy requirements to which they are subject as well as objectives set by the Company's management and Board of Directors. The following table sets forth the actual and minimum capital amounts and ratios of Shelby County Bank as of December 31, 2006:

	As of December 31, 2006					
	Actual Capital		Minimum for Capital Adequacy		FDICIA Regulations to be "Well Capitalized"	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Tangible capital ratio	$ 12,300,000	9.1 %	$ 2,032,000	1.5 %	N/A	N/A
Core capital to average assets	12,300,000	9.1 %	5,419,000	4.0 %	6,773,000	5.0 %
Tier 1 capital to risk weighted assets	12,300,000	11.6 %	N/A	N/A	6,378,000	6.0 %
Total capital to risk weighted assets	12,950,000	12.2 %	8,504,000	8.0 %	10,630,000	10.0 %

The following table sets forth the actual and minimum capital amounts and ratios of Paramount Bank as of December 31, 2006:

	As of December 31, 2006					
	Actual Capital		Minimum for Capital Adequacy		FDICIA Regulations to be "Well Capitalized"	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Tangible capital ratio	$ 6,823,000	7.9 %	$ 1,295,000	1.5 %	N/A	N/A
Core capital to average assets	6,823,000	7.9 %	3,453,000	4.0 %	4,317,000	5.0 %
Tier 1 capital to risk weighted assets	6,823,000	9.5 %	N/A	N/A	4,310,000	6.0 %
Total capital to risk weighted assets	7,638,000	10.6 %	5,747,000	8.0 %	7,184,000	10.0 %

USE OF FUNDS

Investment Securities

Investment securities are a major category of earning assets for the Banks. This portfolio is used to manage the Banks' interest rate sensitivity and liquidity as other components of the balance sheet change. Additionally, investment securities receive favorable treatment for the purpose of computing the Banks' risk-based capital ratios. Government issued and government agency issued bonds, as well as certain agency-backed mortgage backed securities contain low risk weight factors and can be used to mitigate the 100% risk weight associated with commercial and consumer lending products. Management's objective is to maximize, within quality standards, its net interest margin while providing a stable source of liquidity through the scheduled stream of maturities and interest income. The Banks have adopted an investment policy which sets certain guidelines related to the portfolio mix, duration, and maximum allowable investments within certain investment categories.

Available-for-sale investment securities comprise 9.7 % of total assets and 10.4% of total earning assets at December 31, 2006. The Company has classified all of its investment purchases as available-for-sale to maintain liquidity. Additionally, the Company has concentrated efforts on acquiring investments with favorable risk-based capital treatment, as well as increasing its holdings in adjustable rate mortgage-backed securities to reduce interest rate sensitivity.

The available-for-sale investment portfolio was $21,907,000 at fair value, with a cost basis of $22,637,000. The held-to-maturity portfolio currently is comprised of bonds totaling $14,000. Shelby County Bank owns $1,745,000 of stock in the Federal Home Loan Bank of Indianapolis and Paramount Bank owns $619,000 of stock in the Federal Home Loan Bank of Cincinnati. This equity position is required as a member bank of the FHLB system, and the credit policy of the FHLB states that member banks must own sufficient stock to serve as collateral against funding provided through advances held by the Banks. In addition, Paramount Bank also owns $38,000 of restricted stock in the Bankers Bank of Kentucky.

Weighted average yields of the investment securities portfolio were 4.37% at December 31, 2006 compared to 4.35% at December 31, 2005. The investment strategy of the Banks' is to position in adjustable-rate mortgage-backed securities acquired to assist in reducing interest rate sensitivity, purchasing of new securities in a period of significantly lower market rates, and increased repayments related to bonds with higher coupon rates.

Investment securities held in the Banks' portfolio consist primarily of U.S. government agency issued debt securities, mortgage-backed securities with both fixed and adjustable interest rates, municipal bonds, and corporate debt issues. The mortgage-backed securities are subject to both prepayment and interest rate risk. Management continues the use of adjustable-rate mortgage-backed securities to reduce the Banks' interest rate sensitivity. Mortgage-backed securities not only contain favorable characteristics related to risk-based capital, but also assist in the management of the Banks' Qualified Thrift Lender (QTL) ratio.

INVESTMENT SECURITIES PORTFOLIO

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(Dollars in thousands)			
December 31, 2006:				
Investment securities held to maturity:				
Mortgage-backed securities	$ 14	$ -	$ -	$ 14
Total investment securities held to maturity	14	-	-	14
Investment securities available for sale:				
Mortgage-backed securities	13,241	-	(402)	12,839
U.S. government agencies	8,999	-	(326)	8,673
Municipals	397	-	(2)	395
Total investment securities available for sale	22,637	0	(730)	21,907
Total investments	$ 22,651	$ 0	$ (730)	$ 21,921

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(Dollars in thousands)			
December 31, 2005:				
Investment securities held to maturity:				
Mortgage-backed securities	$ 16	$ -	$ -	$ 16
Total investment securities held to maturity	16	-	-	16
Investment securities available for sale:				
Mortgage-backed securities	16,058	11	(405)	15,664
U.S. government agencies	8,998	-	(337)	8,661
Municipals	398	-	(2)	396
Total investment securities available for sale	25,454	11	(744)	24,721
Total investments	$ 25,470	$ 11	$ (744)	$ 24,737

MATURITY DISTRIBUTION OF INVESTMENT SECURITIES

As of December 31, 2006

	Held to Maturity		Available for Sale
	Cost	Fair Value	Fair Value
	(Dollars in thousands)		
Mortgage-Backed Securities:			
Due within one year	$ -	$ -	$ -
1 to 5 Years	1	1	-
5 to 10 Years	12	12	-
Due after ten years	1	1	12,839
Total Mortgage-Backed	14	14	12,839
U.S. Government Agencies:			
Due within one year	-	-	-
1 to 5 Years	-	-	7,711
5 to 10 Years	-	-	962
Due after ten years	-	-	-
Total U.S. government agencies	-	-	8,673
Obligations of State and Political Subdivisions:			
Due within one year	-	-	190
1 to 5 Years	-	-	205
5 to 10 Years	-	-	-
Total obligations of state and political subdivisions	-	-	395
Total investments	$ 14	$ 14	$ 21,907

As of December 31, 2005:

	Held to Maturity		Available for Sale
	Cost	Fair Value	Fair Value
	(Dollars in thousands)		
Mortgage-Backed Securities:	$ -	$ -	$ -
Due within one year			
1 to 5 Years	2	2	-
5 to 10 Years			
Due after ten years	14	14	$ 15,664
Total Mortgage -Backed	16	16	15,664
U.S. Government Agencies:			
Due within one year	-	-	-
1 to 5 Years	-	-	2,894
5 to 10 Years	-	-	5,767
Due after ten years	-	-	-
Total U.S. government agencies	-	-	8,661
Obligations of State and Political Subdivisions:			
Due within one year	-	-	-
1 to 5 Years	-	-	396
5 to 10 Years	-	-	-
Total obligations of state and political subdivisions	-	-	396
Total investments	$ 16	$ 16	$ 24,721

INVESTMENT SECURITIES WEIGHTED AVERAGE YIELD

	Due Within One Year	One to Five Years	Five to Ten Years	Due After Ten Years	Total
December 31, 2006	6.55 %	4.13 %	4.53 %	4.48 %	4.37 %
December 31, 2005	0.00 %	4.31 %	4.17 %	4.42 %	4.35 %

LOANS

Net loans at December 31, 2006 were $181,875,000, a $19,459,000 increase from December 31, 2005. This represents an increase in the net loan portfolio of 12% over the December 31, 2005 levels. The majority of this increase, or $14,148,000 is related to loan growth at both banks primarily in non-residential and commercial loans. Commercial loans secured by commercial real estate increased to $46,929,000, representing 25.80% of total net loans at December 31, 2006. At December 31, 2006, commercial loans increased to $37,110,000 from the December 31, 2005 level comprising 20.40% of the net loan portfolio. There was also an increase of $5,141,000 in residential mortgages over the 2005 levels. The Banks have continued to pursue opportunities to expand their portfolios of home equity loan products, with outstanding loans of $36,998,000 at December 31, 2006. These loans have increased $1,971,000 over the 2005 levels. Consumer loans of $9,843,000 offset these increases, as those loans decreased $1,480,000 for the year ended December 31, 2006 compared to the year ended December 31, 2005. Loan growth continued to accelerate in the commercial lending market as well as in the home equity market during the year ended December 31, 2006. These loan products provide the opportunity for increased profitability and continued improvement in interest rate sensitivity while maintaining the Banks' "well capitalized" status. The Company expects this acceleration to continue during 2007. Sustained loan growth is anticipated in existing markets coupled with increased expansion into the northern Indianapolis, Indiana markets as a result of the recent opening of a loan production office in Fishers, Indiana. The Banks will also continue to concentrate retail lending efforts to home equity loans due to lower credit risks involved in loans secured by the borrower's primary residence. In the past, the Company benefited from historical increases in the prime lending rate. However, the Banks have reduced their asset sensitivity. As a result, the Company would no longer gain as much benefit if the prime lending rate would increase as it has in the past. Therefore, the Banks are now concentrating on loan products that provide the opportunity for longer maturity terms and fixed rate pricing as a result of the lack of volatility in the interest rate environment. At December 31, 2006, the Banks did not have any significant outstanding loan concentration in similar industries that could cause an adverse impact during an economic downturn in any one industry segment.

LOAN PORTFOLIO

	December 31, 2006	December 31, 2005
	(Dollars in thousands)	
Real Estate Mortgage Loans:		
One-to-four family	$ 52,892	$ 47,751
Non residential	46,929	39,441
Home equity loans	36,998	35,027
Consumer loans	9,843	11,323
Commercial loans, including participations	37,110	30,450
Less allowance for loan losses	(1,897)	(1,576)
Net loans	$ 181,875	$ 162,416

COMPOSITION OF LOANS BY TYPE

	December 31, 2006		December 31, 2005	
	Amount	Percent of Total	Amount	Percent of Total
	(Dollars in thousands)		(Dollars in thousands)	
Mortgage Loans:				
One to four family	$ 52,892	28.78 %	$ 47,751	29.12 %
Non residential	46,929	25.54 %	39,441	24.05 %
Home equity	36,998	20.13 %	35,027	21.36 %
Consumer loans	9,843	5.36 %	11,323	6.90 %
Commercial loans	37,110	20.19 %	30,450	18.57 %
Total gross loans	$ 183,772	100.00 %	$ 163,992	100.00 %
Type of Collateral:				
One-to-four family	$ 84,584		$ 77,551	
Non-residential	34,863		30,963	
Inventory, Accounts Receivables, Securities, other	34,798		27,372	
Multi-family	5,134		5,432	
Equipment	1,328		2,446	
Autos	1,772		2,205	
Unsecured	10,025		10,045	
Land	11,268		7,978	
Total gross loans	$ 183,772		$ 163,992	

	Due During the Years Ending December 31, (Dollars in thousands)					
	Total	2007	2008	2009 to 2011	2012 to 2016	2017 and Following
Mortgage Loans:						
One-to-four family	$ 52,892	$ 16,857	$ 5,211	$ 12,247	$ 2,485	$ 16,092
Non residential	46,929	17,473	6,694	14,703	2,362	5,697
Home equity	36,998	888	87	11	1,031	34,981
Consumer loans	9,843	6,040	441	2,444	646	272
Commercial loans	37,110	18,218	1,218	13,358	3,406	910
Total gross loans	$ 183,772	$ 59,476	$ 13,651	$ 42,763	$ 9,930	$ 57,952

LOAN DISTRIBUTION

	Due After December 31, 2007		
	Fixed Rates	Variable Rates	Total
	(Dollars in thousands)		
Mortgage Loans:			
One-to-four family	$ 33,556	$ 2,479	$ 36,035
Non residential	23,314	6,142	29,456
Home equity lines	-	36,110	36,110
Consumer loans	3,654	149	3,803
Commercial loans	13,667	5,225	18,892
Total	$ 74,191	$ 50,105	$ 124,296

LOAN ACTIVITY

	For the Year Ended December 31, 2006	For the Year Ended December 31, 2005
	(Dollars in thousands)	
Gross Loans Receivable, beginning of year	$ 163,992	$ 157,427
Mortgage loan originations:		
One to four family	30,527	35,749
Home equity	24,077	22,260
Non residential	25,590	39,526
Total mortgage loans	80,194	97,535
Consumer loans:		
Installment loans	6,434	8,490
Loans secured by deposits	1,104	1,611
Total consumer loans	7,538	10,101
Commercial loans	37,749	33,149
Total originations	125,481	140,785
Repayments and other deductions	(105,701)	(134,220)
Gross Loans Receivable, end of year	$ 183,772	$ 163,992

LOAN QUALITY

The Banks' loan portfolios are subject to varying degrees of credit risk. Credit risk is mitigated through portfolio diversification, limiting exposure to any single industry or customer, collateral protection, and standard lending policies and underwriting criteria. The Banks' primary lending products are commercial, consumer, and single-family mortgage loans including home equity loans.

Commercial loans generally have shorter terms and higher interest rates than residential mortgage loans and usually involve more credit risk than mortgage loans because of the type and nature of the collateral. Commercial loans rely primarily on the operations of the borrower for repayment and secondarily on the underlying collateral. At December 31, 2006, our portfolio of commercial and commercial real estate loans totaled $84 million, or 45.7% of total gross loans. Commercial loans generally expose a lender to greater risk of non-payment and loss than one-to-four family residential mortgage loans because repayment of the loans often depends on the successful operations and the income stream of the borrowers. Such loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to one-to-four family residential mortgage loans.

Consumer lending collections are dependent on the borrower's continuing financial stability, and are thus likely to be adversely affected by job loss, illness and personal bankruptcy. In many cases, repossessed collateral for a defaulted consumer loan will not provide an adequate source of repayment of the outstanding loan balance because of depreciation of the underlying collateral.

Single-family mortgage lending collections are dependent on the borrower's continuing financial stability, and are thus likely to be adversely affected by job loss, illness and personal bankruptcy. Secondarily, the Banks can foreclose on the property for a defaulted single-family mortgage loan.

Management of the Banks and the Board of Directors of the Banks have established a formalized, written loan policy and specific lending authority for each loan officer based upon the loan officer's experience and performance. Each of the Banks has also formed two additional levels of review for credits which exceed the lending authority of the sponsoring officer. The Officer Loan Committees approve loans in excess of individual lending officer limits. The Board of Directors or Director Loan Committee approve all credits in excess of the Officer Loan Committee limits up to the Banks' in-house limits.

The Board of Directors and or the Directors Loan Committee also monitor loan administration, loan review and the overall quality of the Banks' loan portfolio.

A loan review program is maintained. This function improves independence and maintains a high level of expertise. Currently, this function is outsourced to a third party. Particular attention is focused on the largest aggregate borrowers, and additionally to any credits recommended for reclassification. The reviews are conducted annually at Shelby County Bank and semi-annually at Paramount Bank with written reports provided to management and the Loan Committees to provide documentation of actions necessary to correct documentation deficiencies.

The Board of Directors and or the Directors Loan Committee meet monthly to review the overall administration of the loan portfolio, as well as many other matters. The Boards at each of the Banks review problem loans; delinquency reports and discuss lending activities at each meeting.

Both of the Banks maintain a watch list of loans which do not meet the Banks' established criteria. While these are not necessarily under-performing loans, they are monitored as a precautionary matter. This management report also contains loans which are considered to be loans that are under-performing or non-performing, loans criticized by examiners or any other case where the borrower has exhibited characteristics requiring special attention. A provision for probable incurred losses on loans is charged to operations based upon management's evaluation of the probable losses. Such an evaluation, which includes a review of loans for which full collectibility may not be reasonably assured considers, among other matters, the estimated net realizable value of the underlying collateral, as applicable, economic conditions, historical loan loss experience and other factors that are particularly susceptible to changes that could result in a material adjustment in the near term. While management endeavors to use the best information available in making its evaluations, future allowance adjustments may be necessary if conditions change substantially from the assumptions used in making the evaluations.

Non-performing assets are defined as: (1) loans in non-accrual status where the ultimate collection of interest is uncertain; (2) loans past due ninety days or more as to principal or interest (and where continued accrual has been specifically approved); and (3) loans which have been renegotiated to provide a reduction or deferral of interest or principal because of deterioration in the financial condition of the borrower. At December 31, 2006, the Company reported approximately $2,820,000 of impaired and non-accrual loans and $1,858,000 in loans ninety days or more past due. This is an increase in non-accrual loans of $1,128,000 from December 31, 2005 and an increase in ninety days or more past due loans of $593,000 from December 31, 2005. The increase in non-accrual loans was primarily the result of an additional $1,959,000 in new non-accrual loans and the reclassification of $77,000 in ninety day past due loans to non-accrual status. These increases were offset by $831,000 in charge-offs and repayments, and $77,000 in non-accrual loans that were returned to accrual status. The primary reason for the increase in past due loans ninety days or more was the result of an additional $1,331,000 of loans in this category, primarily increases in home equity and commercial. This increase was offset by the $77,000 shift that occurred from the ninety day past due loans to non-accrual loans, $445,000 in other loans that were removed from ninety days past due as a result of renewals, payoffs and charge offs, and one loan of $216,000 that was transferred to other real estate owned. The majority of this increase primarily represents loans in bankruptcy foreclosure status. There was an increase in the non-performing loans to total gross loans from 1.63% at December 31, 2005 to 2.39% at December 31, 2006. The Banks maintain a reserve for loan losses to cover losses incurred when loans default. Loans in all categories are charged-off when they are deemed uncollectible.

NON-PERFORMING ASSETS

	Year Ended December 31,	
	2006	2005
	(Dollars in thousands)	
Non-accruing loans	$ 2,531	$ 1,403
Ninety (90) days past due	1,858	1,265
Total non-performing loans	$ 4,389	$ 2,668
Non-performing loans as a percentage of total loans	2.39 %	1.63 %
Past due loans (90 days or more):		
Real estate mortgages:		
One to four family	$ 726	$ 980
Non residential	54	105
Home equity loans	763	149
Consumer loans	28	29
Commercial loans, including participations	287	2
Total	$ 1,858	$ 1,265

The non-accruing loans that are reported as of December 31, 2006 would have provided approximately $201,000 of interest income in 2006 had they been performing in accordance with their contractual terms. The interest income and fees on loans reported for the year ended December 31, 2006 included approximately $50,000 that was received from loans reported as non-accrual as of December 31, 2006.

ALLOWANCE FOR LOAN LOSSES

	Year Ended December 31, 2006	2005
	(Dollars in thousands)	
Beginning allowance for loan losses	$ 1,576	$ 1,919
Loans charged off:		
Real estate mortgages:		
One-to-four family	38	51
Non residential	-	65
Home Equity Loans	123	25
Consumer loans	337	82
Commercial loans, including participations	128	344
Total charged-off loans	626	567
Recoveries on charged-off loans:		
Real estate mortgages:		
One-to-four family	1	5
Non residential	40	70
Consumer loans	42	21
Commercial loans, including participations	6	2
Total recoveries on charged-off loans	89	98
Net charge-offs	537	469
Provision for loan losses	858	126
Ending allowance for loan losses	$ 1,897	$ 1,576
Average loans outstanding	$ 171,891	$ 159,454
Net charged-off loans to average loans	0.31 %	0.29 %

Since December 31 2005, the Company's allowance for loan losses and related provision expense increased. The provision for loan losses for the year ended December 31, 2006, was $858,000 versus $126,000 for the year ended December 31, 2005. This increase was primarily due to increased allocations for specific loans. Specific allocations totaled $1,339,000 at December 31, 2006 compared to $853,000 at December 31, 2005. The increase in the specific allocations is attributable to both an increase in the total watch listed loans and special reserves for potential problem loans, and the reallocation of pooled reserves to specific reserves. The increase in specific allocations was partially offset by a decrease in pooled allocations from $492,000 at December 31, 2005 to $352,000 at December 31, 2006. There was also an increase in net charge-offs of $537,000 for the year ending December 31, 2006 compared to $469,000 for the year ending December 31, 2005. The increase in net-charge offs coupled with increases of total loan balances were additional contributing factors for the increase in the provision for loan losses over the period.

An analysis of the allowance for loan losses is performed monthly by the Banks' management to assess the appropriate levels of allowance for loan losses. Specific allocations are established based upon review of individual borrowers identified in the classified loan list, establishing the probable incurred losses associated with such borrowers, including comparison of loan balances versus estimated liquidation values of collateral based upon independent information sources or appraisals performed by board-approved licensed appraisers. The remaining pools of loans, excluding those classified or delinquent are analyzed for the general loan loss allowance.

Management evaluates this general allowance using loan loss statistics by various types of loans, including statistics published periodically by the OTS and FDIC, the Banks' historical losses and recommendations by the Chief Credit Officer. Appropriate loss percentages are applied to the Banks' distribution of portfolio balances since management believes this will be representative of future losses inherent in the portfolio. The calculated allocations are compared to the Banks' existing allocations to establish the provision necessary to bring the actual allowance balance in compliance with the findings of the allowance analysis. The following is a breakdown of the loans identified in the review which are classified as non-performing as of December 31, 2006:

	December 31, 2006	
	Number of Loans	Balances
Residential mortgage	36	$ 2,592,826
Non residential mortgage	5	599,706
Consumer secured	5	49,395
Commercial secured	2	287,386
Commercial unsecured	3	859,665
Total	51	$ 4,388,978

ALLOCATION OF ALLOWANCE FOR LOAN LOSSES

	December 31,		Percent of Loans to Total	
	2006	2005	2006	2005
	(Dollars in thousands)			
Real estate mortgages:				
One-to-four family	$ 741	$ 227	28.78 %	29.12 %
Non residential	119	81	25.54 %	24.05 %
Home Equity	204	161	20.13 %	21.36 %
Consumer	60	201	5.36 %	6.90 %
Commercial	557	676	20.19 %	18.57 %
Unallocated	216	230	-	-
Total	$ 1,897	$ 1,576	100.00 %	100.00 %

FUNDING SOURCES

The Banks' primary funding source is its base of core customer deposits, which includes interest and non-interest bearing demand deposits, savings accounts, money market accounts and certificates of deposit. Other sources of funds have been through advances from FHLB. The following table presents information with respect to the average balances of these funding sources.

The Banks' average total deposits were $174,574,000 for the year ended December 31, 2006, compared to $167,010,000 for the year ended December 31, 2005. Management continues to emphasize the benefits of gathering non-certificate depository funding as a means of decreasing the Banks' overall funding costs, improving levels of fee income derived from depository relationships, and encouraging a stronger relationship with its customer base. By acquiring primary transaction accounts, the Banks are less susceptible to loss of accounts during periods of volatile interest rates.

FUNDING SOURCES—AVERAGE BALANCES

	Year Ended December 31, 2006	Year Ended December 31, 2005
	(Dollars in thousands)	
Core Deposits:		
Non-interest bearing demand and NOW accounts	$ 39,837	$ 39,625
Money market accounts	34,543	23,289
Savings accounts	12,020	9,644
Certificates of deposit	88,174	94,452
Total deposits	174,574	167,010
FHLB advances and other borrowings	21,690	21,084
Total funding sources	$ 196,264	$ 188,094

FUNDING SOURCES—COST OF FUNDS

	Year Ended December 31, 2006	Year Ended December 31, 2005	Change 2005 to 2006
Core Deposits:			
Non-interest bearing demand and NOW accounts	0.71 %	0.68 %	0.03 %
Money market accounts	3.91 %	2.40 %	1.51 %
Savings accounts	2.25 %	1.64 %	0.61 %
Certificates of deposit	4.19 %	3.41 %	0.78 %
Total deposits	3.59 %	2.81 %	0.78 %
FHLB advances and other borrowings	5.19 %	4.28 %	0.91 %
Total funding sources	3.79 %	3.00 %	0.79 %

	Minimum Range of Opening Balances	Balance December 31, 2006	% of Deposits	Weighted Average Rate
		(Dollars in thousands)		
Withdrawable:				
Savings accounts	$ 5 - $2,500	$ 12,998	7.06 %	2.51 %
Non-interest bearing checking	25 - 50	27,425	14.90 %	-
NOW accounts	50 - 500	16,129	8.76 %	0.70 %
Money market accounts	1,000 - 10,000	35,446	19.25 %	3.99 %
Total withdrawable		91,998	49.97%	
Certificates (original terms):				
12 months or less	Various	30,631	16.64 %	4.94 %
13 to 36 months	50 - 1,000	14,141	7.68 %	3.74 %
37 months and greater	50 - 1,000	11,550	6.27 %	3.92 %
Jumbo certificates	100,000	35,793	19.44 %	4.94 %
Total certificates		92,115	50.03%	4.63 %
Total deposits		$ 184,113	100.00%	

CERTIFICATES OF DEPOSIT, BY RATE

	December 31, 2006 (Dollars in thousands)
Under 3%	$ 1,962
3% to 3.99%	16,711
4% to 4.99%	30,827
5% to 5.99%	42,543
6% to 6.99%	-
7% and over	72
	$ 92,115

CERTIFICATES OF DEPOSIT, BY RATE AND TERM

	One Year or Less	Two Years	Three Years	Greater than Three Years	Total
	(Dollars in thousands)				
Under 3%	$ 1,941	$ 10	$ -	$ 10	$ 1,961
3% to 3.99%	11,329	3,443	1,939	-	16,711
4% to 4.99%	21,552	3,324	4,147	1,804	30,827
5% to 5.99%	40,021	1,756	541	226	42,544
6% to 6.99%	-	-	-	-	-
7% and over	2	-	-	70	72
	$ 74,845	$ 8,533	$ 6,627	$ 2,110	$ 92,115

TIME DEPOSITS OF $100,000 AND OVER

	December 31, 2006	December 31, 2005
	(Dollars in thousands)	
Three months or less	$ 14,035	$ 1,727
Greater than three months through six months	3,958	847
Greater than six months through twelve months	10,877	13,548
Over twelve months	6,923	11,520
Total	$ 35,793	$ 27,642

FHLB ADVANCES

	At or for the Year Ended December 31, 2006	2005
	(Dollars in thousands)	
FHLB advances outstandings at end of year	$ 16,038	$ 17,826
Average balance for year	13,569	16,170
Maximum amount outstanding at any month-end during the year	25,166	18,950
Weighted average interest rate during the year	4.13 %	3.40 %
Weighted average interest rate at end of year	3.47 %	3.80 %

LIQUIDITY AND RATE SENSITIVITY

The Company's liquidity position is the primary source of additional capital for infusion into its banking subsidiaries. During the first quarter of 2006, Paramount Bank had high rate, long term certificates of deposit, which matured. Rather than match all of their competitor's rates, Paramount Bank temporarily replaced these certificates with borrowings. During the second quarter of 2006, Paramount successfully increased certificate of deposit balances through brokered certificates of deposits and thereby decreased borrowings. Shelby County Bank has continued to obtain deposits from many local governmental entities. These deposits are subject to significant volatility and Shelby County Bank must maintain alternative sources of funding, in order to satisfy large withdrawals. In an effort to reduce our borrowing costs and provide additional funds, the Company established a new Delaware trust subsidiary, Blue River Bancshares Trust I, which completed the sale of $7,000,000 of trust preferred securities on April 20, 2006 (see Note 8 to the Consolidated Financial Statements included herein). Six million dollars of the net proceeds from the offering were used by the Company to pay all amounts due under and terminate its $6,000,000 credit facility with Union Federal Bank of Indianapolis. The additional proceeds were used for general corporate purposes. Based upon current projections, the Company does not anticipate the need for any additional external funding over the next twelve months.

The primary function of liquidity and interest rate sensitivity management is to provide for and assure an ongoing flow of funds that is adequate to meet all current and future financial needs of the Banks. Such financial needs include funding credit commitments, satisfying deposit withdrawal requests, purchasing property and equipment and paying operating expenses. The funding sources of liquidity are principally the maturing assets, payments on loans issued by the Banks, net deposit growth, and other borrowings. The purpose of liquidity management is to match sources of funds with anticipated customer borrowings and withdrawals and other obligations along with ensuring a dependable funding base. Alternative sources of liquidity include acquiring jumbo certificates resulting from local government bidding, liquidation of marketable investment securities, sales and/or securitization of pools of loans, and additional draws against available credit at the FHLB.

Rate sensitivity analysis places each of the Banks' balance sheet components in its appropriate maturity and/or repricing frequency, thus allowing management to measure the exposure to changes in interest rates. The Banks are required to provide quarterly reporting to the Office of Thrift Supervision (OTS) in the form of Schedule CMR, which accompanies the Banks' filing of the Thrift Financial Report (TFR). This data is modeled by the OTS and is reported back to the Banks representing the Banks' NPV (net portfolio value), which reflects the economic value of the Banks' balance sheet when discounted against current market rates and assumptions regarding prepayments and other factors influencing cash flows of the financial instruments contained therein. The base value is then shocked against assumed changes in market interest rates with particular attention to the scenario of rates increasing 200 basis points. This information is reviewed by management to determine appropriate action to be taken to reposition the balance sheet to reduce the sensitivity of the institution. The results of the OTS modeling and management's strategies are then presented to the Board of Directors to establish the Banks' status with regard to its Asset/Liability and Interest Rate Sensitivity policies.

The Banks' Asset/Liability Committees, which set forth guidelines under which the Banks manage funding sources and their investments and loan portfolios are responsible for monitoring the Banks' sensitivity measures. The objective of these committees is to provide for the maintenance of an adequate net interest margin, appropriate NPV levels, and adequate level of liquidity to keep the Banks sound and profitable during all stages of an interest rate cycle. The Presidents of each Bank have been authorized by the Boards of Directors to perform the daily management functions related to asset/liability management and investment trading activities for the Banks.

At December 31, 2006, $105,637,000 of the loan portfolio is due to mature or reprice within one year, compared to $102,556,000 of the portfolio at December 31, 2005. In the investment securities category, $10,593,000 of the portfolio matures or reprices within one year, compared to $11,286,000 at December 31, 2005. The adjustable rate mortgages prepaid at a slower speed during 2006 compared to 2005. The repayment of this portion of the portfolio was $2,784,000 in 2006 compared to $3,618,000 in 2005. There were no sales and maturities of available-for-sale securities for the year ended December 31, 2006 compared to net sales and maturities of available-for-sale securities of $3,401,000 for the year ended December 31, 2005.

Management's objective in interest rate sensitivity is to reduce the Banks' vulnerability to future interest rate fluctuations while providing for growth and stability of net interest margin.

The cumulative GAP ratio of the Banks on December 31, 2006 was 1.81% for interest rate sensitive assets and liabilities of ninety days or less and (14.86%) for interest rate sensitive assets and liabilities for 91 days to one year or less. These ratios show a deterioration in the 90-day and one-year gap when compared to 2005 levels and an improvement in the one-five year, and beyond levels.

INTEREST RATE SENSITIVITY ANALYSIS

	1-90 Days	91-365 Days	1-5 Years	Beyond 5 years	Total
	(Dollars in thousands)				
Earning Assets:					
Investment securities	$ 9,630	$ 963	$ 9,416	$ 2,642	$ 22,651
FHLB stock	2,364	-	-	-	2,364
Restricted stock	38	-	-	-	38
Interest-bearing deposits	5,187	-	-	-	5,187
Other earning assets	217	-	-	-	217
Loans (excluding non-accruing and 90 days past due)	94,648	10,989	51,516	22,230	179,383
Total earning assets	112,084	11,952	60,932	24,872	209,840
Interest-Bearing Liabilities:					
Savings and transaction deposits	64,573	-	-	-	64,573
Time deposits	29,534	44,551	18,020	10	92,115
Subordinated debt	7,217	-	-	-	7,217
Borrowed funds	6,651	5,153	2,236	1,998	16,038
Total interest-bearing liabilities	107,975	49,704	20,256	2,008	179,943
Interest rate sensitivity gap per period	$ 4,109	$ (37,752)	$ 40,676	$ 22,864	
Cumulative interest rate gap	$ 4,109	$ (33,643)	$ 7,033	$ 29,897	
Cumulative interest sensitivity gap as a percentage of total assets	1.81 %	(14.86)%	3.11 %	13.21 %	

NET PORTFOLIO VALUE

	Amount	Change	Change	Ratio	Change
	(Dollars in thousands)				
+300 bp	$ 25,581	$ (3,295)	-11%	11.34 %	-116 bp
+200 bp	26,485	(2,391)	-8%	11.66 %	-84 bp
+100 bp	27,567	(1,309)	-5%	12.05 %	-46 bp
0 bp	28,876			12.51 %	
-100 bp	29,590	714	2%	12.73 %	23 bp
-200 bp	29,954	1,078	4%	12.82 %	32 bp

The OTS' Net Portfolio Value model data for the Banks as of December 31, 2006 excluded the –300 bp scenarios because of the abnormally low prevailing interest rate environment.

OFF BALANCE SHEET COMMITMENTS AND CONTRACTUAL OBLIGATIONS

The Company currently does not have any off balance sheet commitments, other than letters of credit as discussed below and in Note 14 to the consolidated financial statements.

The Banks use the same credit policies and collateral requirements in making commitments as they do for on-balance sheet financial instruments. The following table details the amounts and expected maturities of significant commitments as of December 31, 2006.

	One Year or Less	One to three years	Three to five years	Over five years	Total
	(Dollars in thousands)				
Commitments to extend credit:					
Commercial	$ 12,046	$ 62	$ 240	$ 2,300	$ 14,648
Residential real estate	6,354	159	12	-	6,525
Revolving Home Equity	17,572	-	-	-	17,572
Other	2,113	-	-	-	2,113
Standby letters of credit	197	-	-	-	197
Commercial letters of credit	573	1,500	-	224	2,297
Net commitments to sell mortgage loans and mortgage-backed securities	1,182	-	-	-	1,182
Contractual obligations:					
Principal maturities of subordinated debt	-	-	-	7,217	7,217
Principal maturities of FHLB advances	-	11,838	656	3,430	15,924
Principal maturities of leases	300	557	353	525	1,735
Term certificates of deposit	74,845	15,160	2,099	11	92,115

Commitments to extend credit, including loan commitments, standby letters of credit, and commercial letters of credit do not necessarily represent future cash requirements, in that these commitments often expire without being drawn upon.

EFFECTS OF INFLATION

The assets and liabilities of a banking entity are unlike companies with investments in inventory, plant and equipment. Assets are primarily monetary in nature and differ from the assets of most non-financial services companies. The performance of a bank is affected more by changes in interest rates than by inflation.

Because of the relatively low rate of inflation over the past years, the impact upon the Company's balance sheet and levels of income and expense has been minimal.

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors
Blue River Bancshares, Inc.
Shelbyville, Indiana

We have audited the accompanying consolidated balance sheets of Blue River Bancshares, Inc. (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1, the Company adopted Staff Accounting Bulletin No.108 "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" and accordingly adjusted assets and liabilities at the beginning of 2006 with an off-setting adjustment to the opening balance of retained earnings.



Crowe Chizek and Company LLC

Indianapolis, Indiana
March 21, 2007

BLUE RIVER BANCSHARES, INC.

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2006 AND 2005

ASSETS	2006	2005
ASSETS:		
Cash and cash equivalents:		
Cash and due from banks	$ 4,525,905	$ 7,955,266
Interest-bearing deposits	5,187,485	12,221,600
Total cash and cash equivalents	9,713,390	20,176,866
Securities available for sale, at fair value	21,906,818	24,720,805
Securities held to maturity, (fair value $13,839 and $16,292)	13,661	16,019
Loans receivable, net of allowance for loan losses of $1,896,618 and $1,575,511	181,875,004	162,416,186
Stock in FHLB and other restricted stock, at cost	2,401,700	3,011,600
Current and deferred income taxes, net	2,901,625	3,312,203
Premises and equipment, net	2,178,238	1,970,992
Other real estate owned	232,740	468,666
Accrued interest receivable and other assets	1,890,536	1,678,703
Core deposit intangible	241,378	310,342
Goodwill	3,159,051	3,159,051
TOTAL ASSETS	$ 226,514,141	$ 221,241,433
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES:		
Interest bearing deposits	$ 156,687,627	$ 154,367,308
Non-interest bearing deposits	27,425,491	24,391,830
Advances from FHLB	16,037,854	17,826,422
Note payable	-	6,000,000
Subordinated debt	7,217,000	-
Accrued interest and other liabilities	1,326,104	1,185,898
Total liabilities	208,694,076	203,771,458
COMMITMENTS (Note 14)		
SHAREHOLDERS' EQUITY:		
Preferred stock, no par value, 2,000,000 shares authorized, none issued	-	-
Common stock, no par value, 15,000,000 shares authorized, 3,507,150 shares issued and outstanding	25,157,039	25,129,517
Accumulated deficit	(6,889,272)	(7,209,062)
Accumulated other comprehensive (loss)	(447,702)	(450,480)
Total shareholders' equity	17,820,065	17,469,975
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 226,514,141	$ 221,241,433

See accompanying notes to consolidated financial statements.

BLUE RIVER BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
INTEREST INCOME:		
Loans receivable	$ 13,344,914	$ 10,507,405
Taxable securities	1,027,889	1,225,605
Interest-bearing deposits	191,661	191,035
Dividends from FHLB and other equity securities	158,620	131,937
Total interest income	14,723,084	12,055,982
INTEREST EXPENSE:		
Interest expense on deposits	5,440,952	4,054,596
Interest expense on FHLB advances and other borrowings	1,126,182	901,783
Total interest expense	6,567,134	4,956,379
NET INTEREST INCOME BEFORE PROVISION FOR LOAN LOSSES	8,155,950	7,099,603
PROVISION FOR LOAN LOSSES	857,605	125,500
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	7,298,345	6,974,103
NON-INTEREST INCOME:		
Service charges and fees on deposit accounts	608,298	452,014
Secondary market mortgage fees	292,370	595,400
Gain on sale of securities	-	34,055
Gain (Loss) on sale and impairment of fixed assets, other real estate owned, repossessed assets and other assets	(225,600)	32,922
Other	253,582	216,249
Total non-interest income	928,650	1,330,640
NON-INTEREST EXPENSE:		
Salaries and employee benefits	3,885,834	3,764,936
Premises and equipment	852,259	789,687
Federal deposit insurance, KY state tax and OTS assessment	199,332	234,020
Data processing	665,922	618,627
Advertising and promotion	119,903	177,740
Bank fees and charges	105,976	107,061
Directors fees	118,900	134,900
Professional fees	671,650	560,738
Stationary, supplies and printing	121,014	125,884
Insurance	54,698	67,498
ORE and repossession	15,507	59,339
Core deposit intangible amortization	68,964	68,964
Merger expense	-	73,171
Other	381,997	378,818
Total non-interest expense	7,261,956	7,161,383
INCOME BEFORE INCOME TAX EXPENSE (BENEFIT)	965,039	1,143,360
INCOME TAX (BENEFIT)	366,113	(430,000)
NET INCOME	$ 598,926	$ 1,573,360
BASIC AND DILUTED EARNINGS PER SHARE	$ 0.17	$ 0.45
WEIGHTED AVERAGE BASIC SHARES OUTSTANDING	3,507,150	3,472,561
WEIGHTED AVERAGE DILUTED SHARES OUTSTANDING	3,512,311	3,473,556

See accompanying notes to consolidated financial statements.

BLUE RIVER BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2006 AND 2005

	Comprehensive Income (Loss)	Number of Shares Outstanding	Common Stock	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
BALANCE, January 1, 2005		3,406,150	$ 24,635,162	$ (8,782,422)	$ (68,475)	$ 15,784,265
Net Income	$ 1,573,360			1,573,360		1,573,360
Issuance of Common Stock, net of offering costs of $10,645		101,000	494,355			494,355
Other comprehensive loss:						
Unrealized loss on securities, net of reclassification adjustment and tax	(382,005)				(382,005)	(382,005)
COMPREHENSIVE INCOME	$ 1,191,355					
BALANCE, December 31, 2005		3,507,150	25,129,517	(7,209,062)	(450,480)	17,469,975
Adjustment to initially apply SAB 108, net of tax (Note 1)				(165,153)		(165,153)
Net Income	$ 598,926			598,926		598,926
Dividends declared ($.0325 per share)				(113,983)		(113,983)
Stock based compensation expense			27,522			27,522
Other comprehensive income:						
Unrealized gain on securities, net of tax	2,778				2,778	2,778
COMPREHENSIVE INCOME	$ 601,704					
BALANCE, December 31, 2006		3,507,150	$ 25,157,039	$ (6,889,272)	$ (447,702)	$ 17,820,065

See accompanying notes to consolidated financial statements.

BLUE RIVER BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 598,926	$ 1,573,360
Adjustments to reconcile net income (loss) to net cash from operating activities:		
Depreciation and amortization	387,278	(5,456)
Net amortization (accretion) of securities	35,386	41,903
Gain on sale of securities available for sale	-	(34,055)
Gain on sale of real estate owned	(20,341)	(33,949)
Loss on sale/disposal/impairment of premises, equipment and other assets	245,941	1,027
Stock compensation expense	27,522	-
Provision for loan losses	857,605	125,500
FHLB stock dividends	(34,600)	(77,700)
Changes in assets and liabilities:		
Accrued interest receivable	(204,528)	(13,980)
Other assets	95,913	(966,002)
Other liabilities	76,666	193,661
Net cash from operating activities	2,065,768	804,309
CASH FLOWS FROM INVESTING ACTIVITIES:		
Loans funded, net of collections	(20,659,089)	(7,451,239)
Maturities and paydowns of securities available for sale and held to maturity	2,784,148	4,621,127
Proceeds from sale of securities available for sale	-	2,401,119
Proceeds from the repurchase of FHLB stock	644,500	-
Purchase of restricted stock	-	(37,500)
Purchase of premises and equipment	(527,720)	(229,248)
Proceeds from sales of premises and equipment	5,168	-
Proceeds from sale of real estate owned	494,207	1,225,134
Net cash from investing activities	(17,258,786)	529,393
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from issuance of common stock, net of offering costs of $10,645	-	494,355
Dividends paid	(113,983)	-
Net change in fed funds purchased	-	(427,000)
Repayment of FHLB advances	(72,914,891)	(44,944,726)
Proceeds from FHLB advances	71,143,855	47,697,287
Proceeds from Note payable	-	2,000,000
Repayment of Note payable	(6,000,000)	-
Proceeds from subordinated debt	7,217,000	-
Net increase in deposits	5,397,561	8,908,240
Net cash from financing activities	4,729,542	13,728,156
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(10,463,476)	15,061,858
CASH AND CASH EQUIVALENTS, Beginning of year	20,176,866	5,115,008
CASH AND CASH EQUIVALENTS, End of year	$ 9,713,390	$ 20,176,866
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Interest paid during the year	$ 6,417,718	$ 4,868,112
Income tax paid	$ 30,000	$ -
Net loans transferred to other real estate owned	$ 237,940	$ 244,500

See accompanying notes to consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies of Blue River Bancshares, Inc. (the "Company") conform to accounting principles generally accepted in the United States of America and prevailing practices within the banking and thrift industry. A summary of the more significant accounting policies follows:

Basis of Presentation—The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries Shelby County Bank and Paramount Bank (collectively the "Banks") and the wholly owned subsidiaries of Shelby County Bank. All significant intercompany balances and transactions have been eliminated.

Description of Business—The Banks provide financial services to south central Indiana through its main office in Shelbyville, three other full service branches in Shelbyville, Morristown, and St. Paul, and a recently opened loan production office located in Fishers, Indiana, and to the city of Lexington, and Fayette County, Kentucky through one office located in Lexington, Kentucky.

The Banks are subject to competition from other financial institutions and other financial services providers and are regulated by certain federal agencies and undergo periodic examinations by those regulatory authorities. (See Note 12).

Use of Estimates—The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Estimates most susceptible to change in the near term include the allowance for loan losses, valuation of real estate owned, and the deferred tax valuation allowance.

Cash and Cash Equivalents—All highly liquid investments with an original maturity of three months or less are considered to be cash equivalents. Net cash flows are reported for customer loan and deposit transactions, interest bearing deposits in other financial institutions, and federal funds purchased and repurchase agreements.

Securities—Securities are classified as held to maturity or available for sale. Debt securities that the Banks have the positive intent and ability to hold to maturity are classified as held to maturity. Debt and equity securities that may be sold before maturity are classified as available for sale. Securities classified as held to maturity are reported at amortized cost, and those available for sale are reported at fair value with unrealized gains and losses excluded from earnings and reported as other comprehensive income (loss). Premiums and discounts are amortized over the contractual lives of the related securities using the level yield method. Gain or loss on sale of securities is based on the specific identification method.

Declines in the fair value of securities below their cost that are other than temporary are reflected as realized losses. In estimating other-than-temporary losses, management considers: (1) the length of time and extent that fair value has been less than cost, (2) the financial condition and near term prospects of the issuer, and (3) the Company's ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value.

Loans—Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs and an allowance for loan losses. Interest on loans is accrued over the term of the loans on a level yield basis. The recognition of interest income is discontinued when, in management's judgment, the interest will not be collectible in the normal course of business.

Nonrefundable loan origination fees, net of certain direct loan origination costs, are deferred and recognized as a yield adjustment over the life of the underlying loan. Any unamortized net fees on loans sold are included as part of the gain (loss) on sale of loans at time of sale.

Generally, any loan greater than 90 days past due must be well secured and in the process of collection to continue accruing interest. In the event that a loan is classified as impaired in accordance with SFAS 114, "*Accounting by Creditors for Impairment of a Loan*" before it is 90 days past due, the Banks will discontinue accruing interest unless the loan is well secured and in the process of collection. Cash payments received on nonaccrual loans generally are applied against principal, and interest income is only recorded once principal recovery is reasonably assured. Loans are not reclassified as accruing until principal and interest payments are brought current and future payments appear reasonably certain.

Allowance for Loan Losses—A provision for probable incurred losses on loans is charged to operations based upon management's evaluation of the probable losses. Such an analysis of the allowance for loan losses is performed quarterly by management to assess the appropriate levels of allowance for loan losses. This analysis includes specific reserves allocated to classified assets. Specific reserves are established based upon an analysis of individual borrowers identified in the classified loan list, establishing the probability of loss associated with such borrowers, including comparison of loan balances versus estimated liquidation values of collateral based upon independent information sources or appraisals performed by board-approved licensed appraisers. The remaining pools of loans, excluding those classified or delinquent, are analyzed for the general loan loss reserve. Management evaluates this general reserve using loan loss statistics by various types of loan categories, including statistics published periodically by the OTS and FDIC, the Banks' historical losses, and recommendations by the Chief Credit Officer. Appropriate loss percentages are applied to the Banks' distribution of portfolio balances. The calculated reserve is compared to the Banks' existing reserve to establish the provision necessary to bring the actual reserve balance in compliance with the allowance analysis. Such an analysis is susceptible to changes that could result in a material adjustment in the near term. While management endeavors to use the best information available in making its evaluations, future allowance adjustments may be necessary if conditions change substantially from the assumptions used in making the evaluations.

Loan impairment is reported when full repayment under the terms of the loan is not expected. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported net, at the present value of estimated future cash flows using the loan's existing rate, or at the fair value of collateral if repayment is expected solely from the collateral. Commercial and agricultural loans are evaluated individually for impairment. Smaller balance homogeneous loans are evaluated for impairment in total. Such loans include real estate loans secured by one-to-four family residences and loans to individuals for household, family and other personal expenditures. Individually evaluated loans on non-accrual are generally considered impaired. Impaired loans, or portions thereof, are charged off when deemed uncollectible.

FHLB Stock—Federal law requires a member institution of the Federal Home Loan Bank ("FHLB") system to hold common stock of its district FHLB according to a predetermined formula. This investment is stated at cost, which represents redemption value, and may be pledged to secure FHLB advances. FHLB stock is evaluated for impairment based on ultimate recovery at par value. Both cash and stock dividends are reported as income.

Real Estate Owned— Real estate owned represents real estate acquired through foreclosure or deed in lieu of foreclosure. Real estate owned is recorded at fair value less estimated costs to sell. When property is acquired, it is recorded at the lower of cost or estimated fair value at the date of acquisition, with any resulting write-down charged against the allowance for loan losses. Any subsequent deterioration of the property is charged directly to real estate owned expense. Costs relating to the development and improvement of real estate owned are capitalized, whereas costs relating to holding and maintaining the property are charged to expense as incurred.

Premises and Equipment—Premises and equipment are carried at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives that range from 2 to 40 years.

Income Taxes—The Company and its wholly owned subsidiaries file consolidated income tax returns. Income tax expense/benefit is the total of current year income due or refundable and the change in deferred tax assets and liabilities. Deferred income tax assets and liabilities reflect the impact of temporary differences between amounts of assets and liabilities for financial reporting purposes and the basis of such assets and liabilities as measured by tax laws and regulations. A valuation allowance is established, if needed, to reduce deferred tax assets to the amount more likely than not to be realized.

Earnings per Common Share—Income (loss) per share of common stock is based on the weighted average number of common shares and the dilutive effect of stock options outstanding during the year.

The following is a reconciliation of the weighted average common shares for the basic and diluted income (loss) per share computations:

	2006	**2005**
Basic earnings per share:		
Weighted average common shares	3,507,150	3,472,561
Diluted earnings per share:		
Weighted average common shares	3,507,150	3,472,561
Dilutive effect of stock options	5,161	995
Weighted average common and incremental shares	3,512,311	3,473,556

During the years ended December 31, 2006 and 2005, 112,950 and 158,950 stock options were not considered in the calculation of the dilutive effect of stock options as they were anti-dilutive.

Comprehensive Income —Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale which are also recognized as separate components of equity.

Segment Information—While the chief decision-makers monitor the revenue streams of the various products and services, operations are managed and financial performance is evaluated on a Company-wide basis. Operating segments are aggregated into one as operating results for all segments are similar. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable segment.

Stock Based Compensation— Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123(R), *Share-based Payment*. The Company elected to use the modified prospective transition method; therefore, prior period results were not restated. Accordingly, the Company has recorded stock-based employee compensation cost using the fair value method starting in 2006. For 2006, adopting this standard resulted in a reduction of income before income taxes of $28,000, a reduction in net income of $17,000, and a decrease in basic and diluted earnings per share of $.01.

Prior to January 1, 2006, employee compensation expense under stock options was reported using the intrinsic value method; therefore, no stock-based compensation cost is reflected in net income for the year ending December 31, 2005, as all options granted had an exercise price equal to or greater than the market price of the underlying common stock at date of grant.

Goodwill and Other Intangible Assets—Goodwill results from business acquisitions and represents the excess of the purchase price over the fair value of the tangible assets and liabilities and identifiable intangible assets. Goodwill is assessed at least annually for impairment and any such impairment will be recognized in the period identified. Other intangible assets consist of core deposit intangible assets arising from whole bank acquisitions. They are initially measured at fair value and then amortized on the straight-line method over their estimated lives.

Loan Commitments and Related Financial Instruments— Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Loss Contingencies— Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Dividend Restriction— Banking regulations require maintaining certain capital levels and may limit the dividends paid by the bank to the holding company or by the holding company to shareholders. These restrictions pose no practical limit on the ability of the bank or holding company to pay dividends at historical levels.

New Accounting Pronouncements— Effective January 1, 2006, the Company adopted SFAS No. 123(R), *Share-based Payment*. See "Stock Compensation" above for further discussion of the effect of adopting this standard.

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB*

Statements No. 87, 88, 106 and 132(R). This Statement requires an employer to recognize the over-funded or under-funded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its balance sheet, beginning with year end 2006, and to recognize changes in the funded status in the year in which the changes occur through comprehensive income beginning in 2007. Additionally, defined benefit plan assets and obligations are to be measured as of the date of the employer's fiscal year-end, starting in 2008. The Company does not provide any defined benefit postretirement plans, and accordingly, the provisions of SFAS No. 158 will have no material impact on the Company's results of operations or financial position.

In September 2006, the Securities and Exchange Commission (SEC) released Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (SAB 108),* which is effective for fiscal years ending on or after November 15, 2006. SAB 108 provides guidance on how the effects of prior-year uncorrected financial statement misstatements should be considered in quantifying a current year misstatement. SAB 108 requires public companies to quantify misstatements using both an income statement (rollover) and balance sheet (iron curtain) approach and evaluate whether either approach results in a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. If prior year errors that had been previously considered immaterial now are considered material based on either approach, no restatement is required so long as management properly applied its previous approach and all relevant facts and circumstances were considered. Adjustments considered immaterial in prior years under the method previously used, but now considered material under the dual approach required by SAB 108, are to be recorded upon initial adoption of SAB 108. The amount so recorded is shown as a cumulative effect adjustment in opening retained earnings as of January 1, 2006. The Company has initially applied SAB 108 with a cumulative effect adjustment in connection with preparation of the annual financial statements for the year ended December 31, 2006.

After a review of federal and state income tax expense and the associated deferred tax assets, the Company determined it was necessary to record to retained earnings in accordance with SAB 108, a net under-accrual of income tax expense for prior years in the amount of $107,761. This amount slowly arose over a period of many years and is not attributable to a significant difference in any one period. Additionally, the Company determined there was the need to accelerate the amortization of leasehold improvements of $27,559 due to using an amortization period which was longer than the contract term, which affected the previous periods of 2003 through 2005 with no one period materially impacted. Finally, an adjustment of $63,540 was made to recognize a liability for rent expense, as an increase in rent payments over the term of the lease had not been recognized in the previous periods of 2003 through 2005 (i.e., rent expense had not been appropriately recognized straight-line over the lease term). The associated income tax effect of the latter two adjustments was $33,707, resulting in a net reduction of $165,153 to opening retained earnings.

The following table illustrates the components of the SAB 108 adjustments for the year ended December 31, 2006:

Impact to net deferred tax assets	$ (107,761)
Impact of amortization of leasehold improvements to fixed assets	(27,559)
Impact of lease payments to increase other liabilities	(63,540)
Federal income tax effect of adjustments	33,707
Total SAB 108 adjustment to prior period retained earnings	$ (165,153)

Newly Issued Accounting Pronouncements Not Yet Effective— In February 2006, the Financial Accounting Standards Board (FASB) issued Statement No. 155, *Accounting for Certain Hybrid Financial Instruments-an amendment to FASB Statements No. 133 and 140*. This Statement permits fair value re-measurement for any hybrid financial instruments, clarifies which instruments are subject to the requirements of Statement No. 133, and establishes a requirement to evaluate interests in securitized financial assets and other items. The new standard is effective for financial assets acquired or issued after the beginning of the entity's first fiscal year that begins after September 15, 2006. Management does not expect the adoption of this statement to have a material impact on its consolidated financial position or results of operations.

In September 2006, the FASB issued Statement No. 157, *Fair Value Measurements*. This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard is effective for fiscal years beginning after November 15, 2007. The Company has not completed its evaluation of the impact of the adoption of this standard.

In July 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109* (FIN 48), which prescribes a recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company has determined that the adoption of FIN 48 will not have a material effect on the financial statements.

Reclassifications—Certain amounts in the 2005 financial statements have been reclassified to conform to the 2006 presentation.

2. SECURITIES

The fair value of securities available for sale and the related gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) were as follows:

	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
2006:			
Mortgage-backed securities	$ 12,839,202	$ -	$ (401,680)
Obligations of State and Political Subdivisions	395,426	-	(1,786)
U.S. Treasury and agency securities	8,672,190	-	(326,246)
Total available for sale	$ 21,906,818	$	$ (729,712)

	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
2005:			
Mortgage-backed securities	$ 15,664,344	$ 11,058	$ (405,174)
Obligations of State and Political Subdivisions	395,611	-	(1,602)
U.S. Treasury and agency securities	8,660,850	-	(337,183)
Total available for sale	$ 24,720,805	$ 11,058	$ (743,959)

The carrying amount, unrecognized gains and losses and fair value of securities held to maturity were as follows:

	Carrying Amount	Gross Unrecognized Gains	Gross Unrecognized Losses	Fair Value
2006:				
Mortgage-backed securities	$ 13,661	$ 178	$ -	$ 13,839

	Carrying Amount	Gross Unrecognized Gains	Gross Unrecognized Losses	Fair Value
2005:				
Mortgage-backed securities	$ 16,019	$ 273	$ -	$ 16,292

The carrying value of securities at December 31, 2006 are shown below by their contractual maturity date. Actual maturities will differ because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available for Sale	Held to Maturity	
	Fair Value	Amortized Cost	Fair Value
Mortgage-backed securities:			
Due within one year		$ 12	$ 12
Due after one year through five years	$ -	1,391	1,432
Due after five years through ten years	-	11,982	12,101
Due after ten years	12,839,202	276	294
Municipal bonds, U.S. treasuries and agencies:			
Due within one year	190,201		
Due after one year through five years	7,915,535	-	-
Due after five years through ten years	961,880	-	-
Due after ten years	-	-	-
Total	$ 21,906,818	$ 13,661	$ 13,839

Securities totaling approximately $11.7 million are pledged to secure Federal Home Loan Bank advances (see Note 6).

The following tables provide the gross unrealized losses and fair value aggregated by investment category and length of time the individual securities have been in a continuous unrealized loss position, at December 31 (dollars in thousands):

	Less than 12 months		12 months or more		Total	
2006:	Fair Value	Unrealized Gain (Loss)	Fair Value	Unrealized (Loss)	Fair Value	Unrealized (Loss)
Available for Sale:						
U.S. Treasury and agency securities	$ -	$ -	$ 8,672	$ (326)	$ 8,672	$ (326)
Agency mortgage-backed securities	64	-	12,775	(402)	12,839	(402)
Other bonds, note and debentures	396	(2)	-	-	396	(2)
Total	$ 460	$ (2)	$ 21,447	$ (728)	$21,907	$ (730)
2006:						
Held to Maturity						
Agency mortgage-backed securities	-	-	-	-	-	-
Total	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0

	Less than 12 months		12 months or more		Total	
2005:	Fair Value	Unrealized (Loss)	Fair Value	Unrealized (Loss)	Fair Value	Unrealized (Loss)
Available for Sale:						
U.S. Treasury and agency securities	$ -	$ -	$ 8,661	$ (337)	$ 8,661	$ (337)
Agency mortgage-backed securities	6,335	(143)	9,232	(262)	15,567	(405)
Other bonds, note and debentures	396	(2)	-	-	396	(2)
Total	$ 6,731	$ (145)	$ 17,893	$ (599)	$24,624	$ (744)
2005:						
Held to Maturity						
Agency mortgage-backed securities	-	-	-	-	-	-
Total	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0

As of December 31, 2006, there were a total of $21,896,000 securities in an unrealized loss position, approximately 98% of which were comprised of securities issued by U.S. Government agencies, U.S. Government sponsored agencies and agency mortgage-backed securities. The Company believes that the price movements in these securities are dependent upon the fluctuations in market interest rates given the negligible inherent credit risk of these securities. At December 31, 2006, the percentage of unrealized losses in the available-for-sale security portfolio represented by bonds was less than 2%. No credit issues have been identified that cause management to believe the declines in the market value are other than temporary and management has the intent and ability to hold these securities for the foreseeable future.

During the years ended December 31, 2006 and 2005 the gross realized gains on securities was $0 and $34,055. The gross losses for both periods were $0.

3. LOANS RECEIVABLE

Loans receivable at December 31 by major categories are as follows:

	2006	2005
Real estate mortgage loan:		
One-to-four family	$ 52,892,428	$ 47,751,168
Non Residential	46,928,914	39,440,479
Home equity loans	36,997,433	35,027,100
Consumer loans	9,843,237	11,323,347
Commercial loans	37,109,610	30,449,603
Gross loans	183,771,622	163,991,697
Less allowance for loan losses	(1,896,618)	(1,575,511)
	$ 181,875,004	$ 162,416,186

Activity in the allowance for loan losses for the years ended December 31 is as follows:

	2006	2005
Beginning balance	$ 1,575,511	$ 1,919,193
Provision for loan losses	857,605	125,500
Charge-offs	(626,378)	(567,130)
Recoveries	89,880	97,948
Ending balance	$ 1,896,618	$ 1,575,511

Currently, the majority of loans considered impaired are on non-accrual. The Banks' policy for recognizing income on non-accrual loans is to accrue interest until a loan is classified as non-accrual. For loans that are determined to be non-accrual, interest accrued in excess of 90 days past the due date is reversed against current earnings. No interest is accrued after a loan is classified as non-accrual. All payments received for loans which are classified as non-accrual are utilized to reduce the principal balance outstanding. In certain circumstances, loans can be deemed impaired while not being classified as non-accrual. A portion of the allowance for loan losses can be allocated to these impaired yet still accruing loans, determined by management on a loan by loan basis.

Impaired and past due loans 90 days for the years ended December 31 are as follows:

	2006	2005
	(Dollars in thousands)	
Impaired loans with allowance for loan losses allocated	$ 2,820	$ 1,403
Impaired loans with no allowance for loan losses allocated	656	-
Total impaired loans	$ 3,476	$ 1,403
Allowance for loan losses allocated to impaired loans	1,179	408
Average balance of impaired loans	2,957	1,307
Non-recognized interest income on impaired loans	201	91
Interest income recognized during impairment	125	-
Interest income recognized on cash basis	91	41
Past due loans 90 days and still accruing	1,858	1,265

4. PREMISES AND EQUIPMENT

Premises and equipment at December 31 consists of the following:

	2006	2005
Land and improvements	$ 289,384	$ 289,384
Buildings and improvements	1,801,437	1,707,615
Furniture and equipment	2,483,967	2,272,154
	4,574,788	4,269,153
Less accumulated depreciation	(2,396,550)	(2,298,161)
	$ 2,178,238	$ 1,970,992

Depreciation expense was $274,701 and $249,578 for 2006 and 2005.

5. DEPOSITS

Deposits at December 31 are as follows:

	2006		2005	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate
Passbook Savings Account	$ 12,998,465	2.51 %	$ 12,628,201	2.14 %
Non-interest Bearing Checking	27,425,491	-	24,391,830	-
Interest-Bearing Demand Deposit Accounts	16,128,661	0.70 %	18,404,752	1.25 %
Money Market Accounts	35,445,718	3.99 %	35,617,574	3.09 %
Total Transaction Accounts	91,998,335	2.01 %	91,042,357	1.76 %
Certificate Accounts	92,114,783	4.63 %	87,716,781	4.04 %
	$ 184,113,118	3.32 %	$ 178,759,138	2.88 %

A summary of time deposit accounts by scheduled maturities at December 31, 2006 is as follows:

2007	74,844,692
2008	8,532,864
2009	6,627,412
2010	1,642,279
2011	457,108
Thereafter	10,428
	$ 92,114,783

Time deposits of $100,000 and over at December 31, 2006 are $35,792,794. Time deposits of $100,000 and over at December 31, 2005 were $27,642,302.

6. FEDERAL HOME LOAN BANK ADVANCES

Federal Home Loan Bank advances at December 31 are as follows:

	2006		2005	
Year of Maturity	Amount	Weighted Average Interest Rates	Amount	Weighted Average Interest Rates
2006	$ -	$ -	$ 7,500,000	3.56%
2007	11,350,000	4.53%	5,000,000	3.53%
2008	88,086	4.28%	100,000	4.28%
2009	400,000	3.09%	400,000	3.09%
2010	655,893	4.25%	675,000	4.25%
2012	893,670	4.36%	1,228,955	4.36%
2015	1,752,740	4.59%	1,800,000	4.59%
2017	783,962	4.71%	991,432	4.71%
Purchase premium	113,503	-	131,035	-
	$ 16,037,854	3.47%	$ 17,826,422	3.80%

Advances from the Federal Home Loan Bank ("FHLB") are collateralized by specific first mortgage loans and eligible investment securities totaling $29,400,000 at December 31, 2006 and $20,900,000 at December 31, 2005. At Paramount Bank, there is a blanket pledge on real estate loan collateral. Pledged mortgage loans at Paramount Bank are included in the above totals and represent the ending balance of that Bank's FHLB advances. The FHLB provides safekeeping services related to the pledged investment securities. All FHLB advances are due at maturity and are neither callable nor convertible.

7. OTHER BORROWINGS

The Company had a note payable with Union Federal Bank in the amount of $6,000,000 at December 31, 2005, which was to mature on June 30, 2008. The loan was secured by the capital stock of the Banks. On April 20, 2006 this note was paid in full and all credit agreements and debt covenants were terminated with Union Federal Bank (see Note 8 to the Consolidated Financial Statements included herein).

Paramount Bank has a line of credit of $4.9 million from Bankers Bank of Kentucky and $500,000 from Farmers Bank & Trust of Georgetown, Kentucky. As of December 31, 2006, Paramount Bank had no outstanding balances on those lines of credit.

8. SUBORDINATED DEBENTURES

On April 20, 2006, the Company established a new Delaware trust subsidiary, Blue River Bancshares Trust I, which completed the sale of $7 million of trust preferred securities. Blue River Bancshares Trust I issued the trust preferred securities at a rate equal to the three-month LIBOR rate plus 1.55% which was 6.92% at December 31, 2006. The trust preferred securities mature in 30 years and may be called without penalty on or after June 30, 2011. Blue River Bancshares Trust I simultaneously issued 217 of the trust's common securities to the Company for a purchase price of $217,000, which, together with the trust preferred securities, constitutes all of the issued and outstanding securities of the trust. Blue River Bancshares Trust I used the proceeds from the sale of the trust preferred securities to purchase the Company's unsecured junior subordinated deferrable interest notes due June 30, 2036 (the "Debenture"). The net proceeds from the offering were used by the Company to pay all amounts due under and terminate its $6 million credit facility with Union Federal Bank of Indianapolis. The additional proceeds were used for general corporate purposes.

The Debenture was issued pursuant to a Junior Subordinated Indenture between the Company and Wilmington Trust Company dated April 20, 2006, (the "Indenture"). The interest payments by the Company will be used by the trust to pay the quarterly distributions to the holders of the trust preferred securities. The Indenture permits the Company to redeem the Debenture after June 30, 2011.

Pursuant to a Guarantee Agreement dated April 20, 2006, between the Company and Wilmington Trust Company, the Company has guaranteed the payment of distributions and payments on liquidation or redemption of the trust preferred securities. The obligations of the Company under the Guarantee Agreement are unsecured and subordinate to all of the Company's senior debt.

The Company has the right, at any time and from time to time during the term of the Security, to defer the payment of interest on the Securities for a period of up to twenty (20) consecutive quarterly interest periods, during which the Company has the right to make no payments or partial payments of interest on any interest payment due date.

In accordance with FASB Interpretation No. 46R (as revised in December 2003), the trust will not be consolidated with the Company's financial statements. Accordingly, the Company will not report the securities issued by the trust as liabilities, and instead will report as liabilities the subordinated debentures issued by the Company and held by the trust. The Company's investment in the common stock of the trust was $217,000 and is included in other assets.

The subordinated debentures may be included in Tier I capital (with certain limitations applicable) under current regulatory guidelines and interpretations. Associated with the subordinated debt there are certain debt covenants which include tangible capital requirements, term debt service coverage, well capitalized ratios and non-performing loan requirements. As of December 31, 2006, the Company met all debt covenants.

9. STOCK BASED COMPENSATION

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123R, "Share Based Payment." The Company elected to use the modified prospective transition method; therefore, prior period results were not restated. Prior to the adoption of SFAS 123R, stock-based compensation expense related to stock options was not recognized in the results of operations if the exercise price was at least equal to the market value of the common stock on the grant date, in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". Prior to 2006, stock-based employee compensation cost is not reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of SFAS 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation.

	2005
Net income:	
Net income as reported	$ 1,573,360
Deduct total stock based employee compensation expense determined under fair value based method for all awards, net of related tax effects and reversals of prior period expense due to forfeitures	9,280
Pro forma, net income	$ 1,582,640
Net earnings per share:	
Basic earnings per share	$ 0.45
Diluted earnings per share	$ 0.45
Pro forma earnings per share:	
Basic earnings per share	$ 0.46
Diluted earnings per share	$ 0.46

SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized as compensation expense over the service period (generally the vesting period) in the consolidated financial statements based on their fair values. Under the modified prospective method, awards that are granted, modified, or settled on or after January 1, 2006 are measured and accounted for in accordance with SFAS 123R. Unvested stock options that were granted prior to January 1, 2006 will continue to be accounted for in accordance with SFAS 123, except that all options are recognized in the results of operations over the remaining vesting periods. The impact of forfeitures that may occur prior to vesting is also estimated and considered in the amount recognized.

The Company has adopted separate stock option plans for Directors of the Company and subsidiaries (the *1997 Directors' Stock Option Plan* and the *2000 Directors' Stock Option Plan*) and the officers and key employees of the Company and subsidiaries (the *1997 Key Employee Stock Option Plan, 2000 Key*

Employee Stock Option Plan and the *2002 Key Employee Stock Option Plan*). The Company has also adopted a plan for the directors, officers and key employees of the Company and its subsidiaries (the *2004 Stock Option Plan*). The Company has reserved a total of 62,400 shares pursuant to the Directors' Stock Option Plans and 103,000 shares pursuant to the Key Employee Stock Option Plans. The maximum number of shares to be delivered upon exercise of all options granted under the 2004 Plan will not exceed seven percent of the outstanding shares of the Company, from time to time less the number of shares covered by outstanding or exercised options under the Key Employees Stock Option Plans or the Directors' Stock Option Plans.

The option exercise price per share for the 1997 Directors' Stock Option Plan is the greater of $12.00 per share or the fair value of a share on the date of grant. The option exercise price for the 2000 Director's Stock Option Plan is the greater of $8.27 per share or the fair value of a share on the date of the grant. The option exercise price for the Key Employee Stock Option Plans is the fair value of a share on the date of grant. The option exercise price per share for each nonqualified stock option grant will not be less than the fair market value of the shares on the date on which the option was granted.

The stock options granted under the Directors' Stock Option Plans and the Key Employee Stock Option Plans are exercisable at any time within the maximum term of five years for incentive stock options and ten years for non-qualified stock options of the Key Employee Stock Option Plans and fifteen years under the Directors' Stock Option Plans from the grant date. The options are nontransferable and are forfeited upon termination of employment or as a director.

The fair value of stock options is estimated at the grant date using the Black Scholes Option Pricing Model. This model requires a number of assumptions, including expected dividend yields, expected stock price volatility, risk-free interest rates and an expected life of the options. Although the assumptions are used to reflect management's best estimate, they involve uncertainties based on market conditions generally outside the control of the Company. If future market conditions are different than the assumptions used, stock-based employee compensation expense could be considerably different.

The weighted average volatility for the current period was developed using historical volatility for periods equal to the expected life of the options. An increase in the weighted average volatility assumption will increase stock compensation expense. The risk-free interest rate was developed using U.S. Treasury yields for periods equal to the expected life of the options on the grant date. An increase in the risk-free interest rate will increase stock compensation expense. The expected option life currently used in the pricing model for all awards is the vesting period of the option, or five years. The post-vesting termination behavior is based on historical data. In the future, the Company will monitor the average period of vesting in order to adjust assumptions of the expected life of the options as well as the post-vesting termination rate.

The following table summarizes the assumptions used to calculate the weighted average volatility, risk-free interest rates, expected life and the fair value of the stock option grants for the years ended December 31, 2006 and 2005.

	December 31, 2006	**December 31, 2005**
Weighted average volatility	28.8%	30.1%
Risk-free interest rate	5.25%	3.73%
Expected life (in years)	5.0	5.0
Weighted average fair value of options granted	$1.86	$1.74

The following is an analysis of the activity for the years ended December 31, 2006 and 2005 and the stock options outstanding at the end of the respective years:

Options	**Shares**	**Average Exercise Price**	**Average Remaining Contractual Term**	**Intrinsic Value**
Outstanding at January 1, 2006	181,450	8.04		
Granted	18,500	5.25		
Expired	-	-		
Forfeited	(500)	6.00		
Outstanding at December 31, 2006	199,450	$ 7.79	6.8	$ 79,000
Excercisable at December 31, 2006	160,850	$ 8.23	6.5	$ 60,000

The intrinsic value for stock options is calculated based on the exercise price of the underlying awards and the market price of our common stock as of the reporting date. As of December 31, 2006, the Company expensed approximately $28,000 pre-tax in stock based employee compensation. The remaining un-recognized compensation expense of $55,000 will be recognized through the year ending December 31, 2010 in accordance with SFAS 123R.

10. INCOME TAXES

An analysis of the income tax provision for the years ended December 31, 2006 and 2005 is as follows:

	2006	2005
Deferred	$ (9,936)	$ 424,600
Current	12,826	-
Utilization of net operating loss	363,223	4,720
Valuation allowance	-	(859,320)
	$ 366,113	$ (430,000)

A reconciliation between the effective tax rate and the statutory tax rate for the years ended December 31, 2006 and 2005 are as follows:

	2006	2005
U.S. federal statutory rate	34.0 %	34.0 %
State income tax, net of federal income tax benefit	3.3	2.3
Increase (decrease) in valuation allowance	0.0	(75.2)
Other, net	0.6	1.3
Effective Tax Rate	37.9 %	(37.6)%

The significant components of the Company's net deferred tax asset as of December 31, 2006 and 2005 are as follows:

	2006	2005
Deferred tax assets:		
Allowance for loan losses	$ 718,231	$ 599,518
Net operating loss carryforwards	2,093,445	2,456,668
Fixed assets depreciation	-	8,874
Net unrealized loss on available for sale securities	282,010	282,421
Other real estate write-downs	55,455	251,391
Fair market value of net assets acquired allocated for financial reporting purposes to loans	12,595	-
Total deferred tax assets	3,161,736	3,598,872
Deferred tax liabilities:		
Fair market value of net assets acquired allocated for financial reporting purposes to deposits	$ (46,768)	$ (49,449)
Fair market value of net assets acquired allocated for financial reporting purposes to loans	-	(26,005)
Deferred loan fees	(174,672)	(172,361)
Fixed assets depreciation	(28,005)	-
Other, net	(29,201)	(40,215)
Total deferred tax liabilities	(278,646)	(288,030)
Net deferred tax asset	$2,883,090	$ 3,310,842

In the year ended December 31, 2002, the Company recorded a valuation allowance against a portion of the deferred tax asset because at that time management believed it was more likely than not that a portion of the benefit associated with the deferred tax asset would not be realized. In 2005, management concluded that the valuation allowance on the deferred tax asset was no longer necessary given the Company's sustained income and growth through the year and projected net income in the future, and the valuation allowance was fully reversed. The Company has generated federal net operating loss carryforwards of approximately $4.9 million. The net operating loss carryforwards, if unused will expire in 2020 through 2024. The Company has generated net state operating loss carryforwards of approximately $5.3 million which, if unused, will expire in 2015 through 2019.

11. RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Banks have loan, deposit and other transactions with executive officers, directors and principal shareholders, and with organizations and individuals with which they are financially or otherwise closely associated. As defined, total loans to executive officers, directors and principal shareholders were approximately $3,090,000 and $1,665,000 at December 31, 2006 and 2005, respectively. In 2006 there were $2,834,000 in advances, $1,399,000 in repayments, and $10,000 in reductions due to the release of a guarantee.

A law firm in which a director is a member received payments of $13,000 and $17,000 for 2006 and 2005, respectively. The firm provides legal services primarily in loan-related matters. Another law firm in which a director is a member received payments of $46,000 in 2006 and $31,000 in 2005.

A real estate appraisal company, owned by an employee who is also a director, received payments of $32,000 and $19,000 for 2006 and 2005, respectively.

A company, owned by a director, which provides title and abstract work for Shelby County Bank received payments of $9,000 and $3,000 for 2006 and 2005, respectively.

12. REGULATORY CAPITAL REQUIREMENTS

The Banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory—and possible additional discretionary—actions by regulators that, if undertaken, could have a direct material effect on the Banks' financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Banks must meet specific capital guidelines that involve quantitative measures of the Banks' assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices.

The Banks' capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures that have been established by regulation to ensure capital adequacy require the Banks to maintain minimum capital amounts and ratios (set forth in the table below). The Banks' primary regulatory agency, the OTS, requires that the Banks maintain minimum ratios of tangible capital (as defined in the regulations) of 1.5%, core capital (as defined) of 4%, or 3% for banks with a composite rating of "1" and total risk-based capital (as defined) of 8%. The Banks are also subject to prompt corrective action capital requirement regulations set forth by the Federal Deposit Insurance Corporation ("FDIC"). The FDIC requires the Banks to maintain minimum capital amounts and ratios of weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). As of December 31, 2006, management believes that the Banks meet all capital adequacy requirements to which they are subject.

As of December 31, 2006 and 2005, the most recent notifications from the OTS categorized the Banks as "well-capitalized" under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institutions' categories. To be categorized as "well capitalized", the Banks must maintain minimum total risk based, Tier 1 risk based, and Tier 1 leverage ratios as set forth in the tables below.

Capital ratios for Shelby County Bank are as follows:

	As of December 31, 2006					
	Actual Capital		Minimum for Capital Adequacy		FDICIA Regulations to be "Well Capitalized"	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Tangible capital ratio	$ 12,300,000	9.1 %	$ 2,032,000	1.5 %	N/A	N/A
Core capital to average assets	12,300,000	9.1 %	5,419,000	4.0 %	6,773,000	5.0 %
Tier 1 capital to risk weighted assets	12,300,000	11.6 %	N/A	N/A	6,378,000	6.0 %
Total capital to risk weighted assets	12,950,000	12.2 %	8,504,000	8.0 %	10,630,000	10.0 %

	As of December 31, 2005					
	Actual Capital		Minimum for Capital Adequacy		FDICIA Regulations to be "Well Capitalized"	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Tangible capital ratio	$ 11,196,000	8.5 %	$ 1,987,000	1.5 %	N/A	N/A
Core capital to average assets	11,196,000	8.5 %	5,299,000	4.0 %	6,623,000	5.0 %
Tier 1 capital to risk weighted assets	11,196,000	11.4 %	N/A	N/A	5,908,000	6.0 %
Total capital to risk weighted assets	12,018,000	12.2 %	7,877,000	8.0 %	9,846,000	10.0 %

Capital ratios for Paramount Bank are as follows:

	As of December 31, 2006					
	Actual Capital		Minimum for Capital Adequacy		FDICIA Regulations to be "Well Capitalized"	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Tangible capital ratio	$ 6,823,000	7.9 %	$ 1,295,000	1.5 %	N/A	N/A
Core capital to average assets	6,823,000	7.9 %	3,453,000	4.0 %	4,317,000	5.0 %
Tier 1 capital to risk weighted assets	6,823,000	9.5 %	N/A	N/A	4,310,000	6.0 %
Total capital to risk weighted assets	7,638,000	10.6 %	5,747,000	8.0 %	7,184,000	10.0 %

	As of December 31, 2005					
	Actual Capital		Minimum for Capital Adequacy		FDICIA Regulations to be "Well Capitalized"	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Tangible capital ratio	$ 6,534,000	7.9 %	$ 1,247,000	1.5 %	N/A	N/A
Core capital to average assets	6,534,000	7.9 %	3,324,000	4.0 %	4,156,000	5.0 %
Tier 1 capital to risk weighted assets	6,534,000	10.5 %	N/A	N/A	3,718,000	6.0 %
Total capital to risk weighted assets	7,288,000	11.8 %	4,957,000	8.0 %	6,197,000	10.0 %

Private Placement– On April 26, 2005, the Board of Directors of the Company approved the offer and sale of up to $600,000 worth of its common stock to certain accredited investors, including, without limitation, the officers and directors of the Company in a private placement under Section 4(2) of the Securities Act of 1933 and Rule 506 of Regulation D promulgated thereunder. On April 29, 2005, the price of $5.00 per share was determined by the Executive Committee of the Board of Directors of the Company. Subsequently, the Company sold 101,000 shares of common stock at a price of $5.00 per share, or $505,000 in gross proceeds. Offerings costs as of September 30, 2005 were $10,645. The private placement closed on May 6, 2005.

13. EMPLOYEE BENEFIT PLANS

The Company has a 401(k) plan established for substantially all full-time employees, as defined. The Company has elected to match contributions equal to 100% on the first 3% of the employee contributions, and 50% on the next 2% up to a maximum of 4% of an individual's total eligible salary, as defined. Contributions totaled approximately $114,000 and $74,000 for the years ended December 31, 2006 and 2005, respectively.

14. COMMITMENTS

In the normal course of business, the Banks make various commitments to extend credit, which are not reflected in the accompanying consolidated financial statements. The commitments primarily have variable rates of interest. The following table illustrates these contractual commitments:

	December 31, 2006	December 31, 2005
	(Dollars in thousands)	
Loan Commitments	$ 23,286	$ 24,705
Unused portions of lines of credit	17,572	13,922
Commitments to sell mortgage loans	1,182	1,023
Standby letters of credit	197	865
Commercial letters of credit	2,297	1,657
Total Commitments	$ 44,534	$ 42,172

In the event of nonperformance by the other parties to the financial instruments, the Banks' exposure to credit loss for commitments to extend credit is represented by the contract amount of those instruments. The Banks use the same credit policies and collateral requirements in making commitments as they do for on-balance sheet financial instruments.

The Banks have three leased premises under operating leases. The Company also pays rent for office space at an offsite location. During the years ended 2006 and 2005, the Banks incurred lease and rent expenses of $305,690 and $281,554 respectively. The following table summarizes future lease commitments of property.

Lease Payments	
2007	254,993
2008	251,827
2009	253,238
2010	254,677
2011	89,978
Thereafter	524,543
	$ 1,629,256

The cash balance required to be maintained on hand or on deposit with the Federal Reserve was $715,000 and $923,000 at December 31, 2006 and 2005. These reserves do not earn interest.

15. PARENT COMPANY FINANCIAL INFORMATION

Condensed Balance Sheets as of December 31:

	2006	2005
Assets:		
Cash and cash equivalents	$ 1,187,724	$ 564,299
Loans receivable net of allowance for loan losses of $400,000	100,000	-
Investment in banking subsidiaries	22,297,272	21,590,313
Investment in unconsolidated subsidiary	217,000	-
Other	1,318,152	1,381,261
Total assets	$ 25,120,148	$23,535,873
Liabilities and Shareholders' Equity:		
Term debt	$ -	$ 6,000,000
Subordinated debt	7,217,000	-
Other liabilities	83,083	65,898
Shareholders' equity	17,820,065	17,469,975
Total liabilities and shareholders' equity	$ 25,120,148	$23,535,873

Condensed Statement of Operations for the years ended December 31 is as follows:

	2006	2005
Dividends from subsidiaries	$ 900,000	$ 150,000
Interest income, net of interest expense	(478,424)	(336,297)
Provision for loan losses	(400,000)	-
Non-interest income	(78,764)	-
Non-interest expense	(809,826)	(640,484)
Loss before income taxes and equity in undistributed earnings (loss) of subsidiaries	(867,014)	(826,781)
Income tax (benefit)	(670,661)	(1,219,051)
Income (loss) before equity in undistributed earnings of subsidiaries	(196,353)	392,270
Equity in undistributed earnings of subsidiaries	795,279	1,181,090
Net income (loss)	$ 598,926	$ 1,573,360

Condensed Statements of Cash Flows for the years ended December 31, 2006 and 2005 are as follows:

	2006	2005
Cash flows from operating activities:		
Net income (loss)	$ 598,926	$ 1,573,360
Adjustments to reconcile net cash from operating activities:		
Equity in undistributed (earnings) of subsidiary	(795,279)	(1,181,090)
Depreciation and amortization	12,177	10,251
Provision for loan losses	400,000	-
(Increase) decrease in other assets	4,399	(1,224,796)
Increase (decrease) in other liabilities	17,185	(112,235)
Net cash from operating activities	237,408	(934,510)
Cash flows from investing activities:		
Capital contribution to Banks	-	(1,800,000)
Investment in unconsolidated subsidiary	(217,000)	
Purchase of loans	(500,000)	-
Net cash from investing activities	(717,000)	(1,800,000)
Cash flows from financing activities:		
Proceeds from issuance of note payable	-	2,000,000
Repayment of note payable	(6,000,000)	
Proceeds from issuance of subordinated debt	7,217,000	-
Proceeds from issuance of common stock net of offering costs of $10,645	-	494,355
Dividends paid	(113,983)	-
Net cash from financing activities	1,103,017	2,494,355
Net increase (decrease) in cash and cash equivalents	623,425	(240,155)
Cash and cash equivalents, beginning of year	564,299	804,454
Cash and cash equivalents, end of year	$ 1,187,724	$ 564,299

16. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following disclosure of fair value information is made in accordance with the requirements of SFAS 107, *Disclosures About Fair Value of Financial Instruments*. SFAS 107 requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. The estimated fair value amounts have been determined by the Company using available market information and other appropriate valuation techniques. These techniques are significantly affected by the assumptions used, such as the discount rate and estimates of future cash flows. Accordingly, the estimates made herein are not necessarily indicative of the amounts the Company could realize in a current market exchange and the use of different market assumptions and/or estimation methods may have a material effect on the estimated fair value amount.

Cash and Cash Equivalents—For these instruments, the carrying amount is a reasonable estimate of fair value.

Investment Securities—For investment securities, fair values are based on quoted market prices, if available. For securities where quoted prices are not available, fair value is estimated based on market prices of similar securities.

Loans Receivable—The fair value of loans is estimated by discounting future cash flows using current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Deposits—The fair value of non-interest bearing demand deposits and savings and NOW accounts is the amount payable as of the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using rates currently offered for deposits of similar remaining maturities.

Stock in FHLB and other restricted stock —The fair value of FHLB and other restricted stock approximates carrying value.

Accrued Interest Receivable—The fair value approximates carrying value.

Fed Funds Purchased— The fair value approximates carrying value.

FHLB Advances—The fair values of FHLB advances are based on quoted market prices as the majority of FHLB advances have fixed interest rates.

Note Payable and Subordinated Debt—The fair value approximates cost as the interest rate is variable.

Accrued Interest Payable—The fair value approximates carrying value.

Commitments—The commitments to originate and purchase loans have terms that are consistent with current market conditions. Accordingly, the Company estimated that the face amounts of these commitments approximate carrying values (zero).

The estimated carrying and fair values of the Company's financial instruments as of December 31 are as follows:

	2006		2005	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Assets:				
Cash and cash equivalents	$ 9,713,000	$ 9,713,000	$ 20,177,000	$ 20,177,000
Investment securities, held to maturity	14,000	14,000	16,000	16,000
Investment securities, available for sale	21,907,000	21,907,000	24,721,000	24,721,000
Loans receivable	181,875,000	182,537,000	162,416,000	162,926,000
Stock in FHLB and other restricted stock	2,402,000	2,402,000	3,012,000	3,012,000
Accrued interest receivable	1,209,000	1,209,000	1,005,000	1,005,000
Liabilities:				
Deposits	(184,113,000)	(184,984,000)	(178,759,000)	(178,016,000)
FHLB advances	(16,038,000)	(15,795,000)	(17,826,000)	(17,539,000)
Note payable	(-)	(-)	(6,000,000)	(6,000,000)
Subordinated debt	(7,217,000)	(7,217,000)	(-)	(-)
Accrued interest payable	(593,000)	(593,000)	(444,000)	(444,000)

17. AFFILIATION AND MERGER

On August 31, 2004, the Company and Heartland Bancshares, Inc. ("Heartland"), Franklin, Indiana, entered into an Agreement of Affiliation and Merger which provided for Heartland to merge with and into to the Company. On February 10, 2005, the Company and Heartland mutually agreed to terminate the merger agreement and certain other related agreements, including the reciprocal stock option agreements entered into by the Company and Heartland in connection with the merger agreement. During the third and fourth quarters of 2004, the Company incurred costs of $274,000 related to the proposed merger and $134,000 of severance payments made to the Company's former President, as a result of our proposed merger with Heartland Bancshares, Inc. These costs were expensed by the Company since it was expected that Heartland would be the acquiring entity in the merger. Additional costs of $73,000 related to this merger were expensed during the year ended December 31, 2005.

18. PROPOSED CHARTER SALE

On September 19, 2006, the Company entered into an Agreement and Plan of Reorganization with FirstAtlantic Financial Holdings, Inc. The Agreement provides for the transfer of all operating assets of Paramount Bank, a wholly-owned subsidiary of the Company in an inter-company transaction with another of the Company's wholly-owned subsidiaries, Shelby County Bank. The Agreement also provides for the sale of the charter of Paramount Bank to FirstAtlantic Financial Holdings, Inc. through a stock sale. In consideration thereof, FirstAtlantic Financial Holdings will make a cash payment to the Company in the amount of $1,675,000. After regulatory approval and following the completion of the transaction, the Company will operate Paramount Bank as a division of Shelby County Bank. The Company anticipates completing the transaction during the second quarter of 2007.

19. OTHER COMPREHENSIVE INCOME

Other comprehensive income (loss) components and related tax effects for the years ended December 31, 2006 and December 31, 2005 are as follows:

	2006	2005
Other comprehensive income (loss):		
Net unrealized holding gains (losses)	$ 3,189	$ (579,476)
Reclassification adjustment for (gains) losses realized	-	(34,055)
Other comprehensive income (loss) before income tax	3,189	(613,531)
Income tax benefit (expense) related to items of other comprehensive income	(411)	231,526
Other comprehensive income (loss), net of tax	$ 2,778	$ (382,005)

20. OTHER INTANGIBLE ASSETS

The following table shows changes in carrying amounts of core deposit intangibles for the year ended December 31, 2006:

Acquired Intangible Assets

	2006		2005	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortization of intangible assets				
Core deposit intangible	$ 459,764	$ 218,386	$ 459,764	$ 149,422

Projected annual intangible amortization for the years 2007 through 2010 is included in the table as follows:

2007	68,964
2008	68,964
2009	68,964
2010	34,486
	$ 241,378

BLUE RIVER BANCSHARES, INC.

SHAREHOLDER INFORMATION

STOCK INFORMATION

The Company's common stock is traded on the NASDAQ Capital Market under the symbol "BRBI".

The Company had 182 Shareholders of Record as of March 22, 2007.

SALE PRICE PER SHARE

	2006		2005	
Quarter	**High**	**Low**	**High**	**Low**
First quarter	$ 6.94	$ 5.14	$ 5.57	$ 5.05
Second quarter	6.92	6.25	5.34	4.77
Third quarter	6.94	6.00	5.40	5.04
Fourth quarter	6.50	5.92	5.41	5.00

ANNUAL REPORT ON FORM 10-KSB

A copy of the company's annual report on Form 10-KSB, filed with the Securities and Exchange Commission, is available without charge by writing:

Patrice M. Lima
Vice President
Controller
Blue River Bancshares, Inc.
29 E. Washington Street
Shelbyville, IN 46176

STOCK TRANSFER AGENT

Inquiries regarding stock transfer, registration, lost certificates or changes in name and address should be directed to the stock transfer agent and registrar by writing:

Continental Stock Transfer & Trust Co.
17 Battery Place
New York, NY 10004

INVESTOR INFORMATION

Stockholders, investors, and analysts interested in additional information may contact Russell Breeden, III, Chief Executive Officer, Chairman of the Board and President of Blue River Bancshares, Inc.

Legal Counsel
KRIEG DEVAULT LLP

One Indiana Square
Suite 2800
Indianapolis, IN 46204

Corporate Offices
BLUE RIVER
BANCSHARES, INC.
29 E. Washington St.
Shelbyville, IN 46176
888-842-2265

Accountants
CROWE CHIZEK AND
COMPANY LLC
3815 River Crossing Pkwy.
Suite 300
Indianapolis, IN 46240

BLUE RIVER BANCSHARES, INC.

DIRECTORS AND OFFICERS

Board of Directors
Blue River Bancshares, Inc.

Russell Breeden, III
Chairman of the Board,
Chief Executive Officer,
President

Steven R. Abel
Owner
Hoosier Appraisal Service
Vice Chairman
Chairman of the Board,
Chief Credit Officer
Shelby County Bank

Wendell L. Bernard
Owner
Bernard Realty

Peter G. DePrez
Attorney
Brown, DePrez & Johnson

John Eckart
Commissioner, Revenue Dept
State of Indiana

John Robert Owens
President
Risk Placement Services, Inc.

Wayne C. Ramsey
Vice President
Lynch & Associates

Robert J. Salyers
Attorney
Salyers, Eiteljorg,& Pulce, P.C.

Board of Directors
Shelby County Bank

Steven R. Abel
Owner
Hoosier Appraisal Service
Chairman of the Board, Chief Credit Officer
Shelby County Bank

Russell Breeden, III
Chairman of the Board,
Chief Executive Officer,
President of Blue River Bancshares

Randy J. Collier
President, Chief Executive Officer
Shelby County Bank

Wendell L. Bernard
Owner
Bernard Realty

Peter G. DePrez
Attorney
Brown, DePrez & Johnson

Wayne C. Ramsey
Vice President
Lynch & Associates

D. Warren Robison
Owner
Hale Abstract

Board of Directors
Paramount Bank

Russell Breeden, III
Chairman of the Board,
Chief Executive Officer,
President of Blue River Bancshares

Steven R. Abel
Owner
Hoosier Appraisal Service
Vice Chairman, Blue River Bancshares, Inc.
Chairman of the Board, Chief Credit Officer
Shelby County Bank

John Robert Owens
President
Risk Placement Services, Inc.

Wayne C. Ramsey
Vice President
Lynch & Associates

Steve Singleton
President & CFO/CFO
Specialized Technical Services, Inc.

Timothy C. Wills
Partner
Bowles, Rice, McDavid, Graff & Love, LLP

Officers
Blue River Bancshares, Inc.

Russell Breeden, III
Chairman of the Board,
Chief Executive Officer &
President

Steven R. Abel
Vice Chairman

Randy J. Collier
Executive Vice President,
Secretary

Patrice M. Lima
Vice President, Controller

Richard E. Walke
Vice President, Director of
Internal Audit

Officers
Shelby County Bank

Steven R. Abel
Chairman of the Board
Chief Credit Officer

Randy J. Collier
President, Chief Executive Officer

Patrice M. Lima
Senior Vice President, Chief Financial Officer

Lawrence E. Lux
Senior Vice President, Commercial Lending

Ronald L. Lanter
Vice President, Lending

James E. Matson
Vice President, Consumer Lending

Mel A. Novilla
Vice President, Commercial Lending

Terry A. Smith
Vice President, Retail Banking

Paul W. Storey
Vice President, Commercial Lending

Officers
Paramount Bank

Russell Breeden, III
Chairman of the Board

Olin W. Bryant, Jr.
President, Chief Executive Officer

Sarita S. Grace
Executive Vice President, Chief Financial Officer

Rodney L. Mitchell
Senior Vice President

Joey C. Mills
Vice President, Chief Credit Officer

Susan Potter
Vice President, Loan Officer

END